UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended January 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File No. 1-12641

RDO EQUIPMENT CO.

(Exact name of registrant as specified in its charter)

Delaware
(State of incorporation)

45-0306084
(I.R.S. Employer Identification No.)

2829 South University Drive
Fargo, North Dakota 58103
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: **(701) 297-4288**

Securities registered pursuant to Section 12(b) of the Act: Class A Common Stock, $.01 par value
Name of exchange on which registered: New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X YES __ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of common equity held by persons other than directors and officers was approximately $21 million as of March 31, 2002, based on the last reported sale price at that date reported by the New York Stock Exchange. At that date, 5,540,908 shares of Class A Common Stock and 7,450,492 shares of Class B Common Stock were outstanding for a total of 12,991,400 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual meeting to be held on June 4, 2002 ("Proxy Statement") are incorporated by reference in Part III.

CAUTIONARY STATEMENT REGARDING FUTURE RESULTS AND FORWARD-LOOKING STATEMENTS

The future results of RDO Equipment Co. (the "Company"), including results reflected in any forward-looking statement made by or on behalf of the Company, will be impacted by a number of important factors. The factors identified below in the section entitled "Certain Important Factors" are important factors (but not necessarily all important factors) that could cause the Company's actual future results to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any statements contained or incorporated by reference in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve substantial risks and uncertainties.

PART I

Item 1. BUSINESS.

General

The Company specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, as well as to public service entities, government agencies and utilities. At the end of fiscal 2002, the Company operated 47 retail stores in nine states – Arizona, California, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Texas and Washington. Its stores include one of the largest networks of Deere & Company ("Deere") construction equipment dealerships and agricultural equipment dealerships in North America.

Deere, a leading manufacturer and supplier of construction and agricultural equipment, is the primary supplier of new products sold by the Company. Sales of new Deere products accounted for approximately 45% of the Company's sales in fiscal 2002. No other supplier accounted for more than 10% of the Company's new product sales in fiscal 2002. The Company's stores also offer complementary products from other suppliers, used products, new and used parts, product servicing, product rental, loans, leases and other related products and services.

For the fiscal year ended January 31, 2002, the Company's revenues were generated from the following areas of business:

New equipment and truck sales	50%
Used equipment and truck sales	19%
Product support (parts and service revenues)	30%
Equipment rental	1%
Financial services	less than 1%

The Company was incorporated in April 1968 and re-incorporated in Delaware in January 1997. The Company's executive offices are located at 2829 South University Drive, Fargo, North Dakota 58103. The Company's phone number is (701) 297-4288. References to the Company in this Form 10-K include its subsidiaries.

The Company's business is organized, managed, and internally reported as a single segment. Business line sales information is contained in Note 14 of the Company's financial statements on pages 52 and 53 of this report and is incorporated in this item by reference.

During fiscal 2002, the Company was affected by various economic conditions in all operating segments. The Company's agricultural operations continued to reflect the challenging farm economy. Construction operations were affected by a general slowdown in equipment purchasing by construction equipment contractors in the Company's geographic areas of responsibility, especially in the Company's southern regions. These conditions provided for increased competitive pressures and a decline in unit market potential in the Company's operating regions. The Company's truck operations were adversely affected by the depressed market demand for trucks.

Construction Equipment Operations

The Company estimates that North American retail sales of new construction equipment in its target product market in calendar 2001 totaled over $8 billion. Deere is one of the leading suppliers of construction equipment in North America for light to medium applications and offers a broad array of products. The Company believes Deere has approximately 83 construction dealers who operate approximately 398 main stores and sales and service centers in North America. Each dealer within the Deere construction dealer system is assigned designated geographic areas of responsibility within which it has the right to sell new Deere construction products.

The Company believes it is one of the largest Deere construction equipment dealers in North America, both in number of stores and total purchases, accounting for approximately seven percent of Deere's North American construction equipment sales in calendar 2001. As of the end of fiscal 2002, the Company operated 25 Deere construction equipment stores located in metropolitan areas in Arizona, Southern California, Minnesota, Montana, North Dakota, South Dakota and Central Texas.

Customers of the Company's construction equipment stores are diverse and include contractors for both residential and commercial construction, utility companies, and federal, state and local government agencies. The Company's stores provide a full line of equipment for light to medium size applications and related product support to their customers. Primary products include John Deere backhoes, excavators, crawler dozers and four-wheel-drive loaders. More recently, the Company began handling new products being introduced into the market by Deere including articulated dump trucks, large excavators, compact excavators, and large construction dozers. The Company's construction equipment stores also offer complementary equipment from other suppliers, as well as used equipment generally acquired as trade-ins.

The Company's construction equipment stores are located in areas with significant construction activity, including Austin, Dallas/Fort Worth, southeastern Los Angeles, Minneapolis/St. Paul, Phoenix, San Antonio and San Diego. Each construction equipment store displays a broad array of new and used equipment and has a series of fully equipped service bays to provide on-site service and maintenance of construction equipment and well-equipped service trucks are maintained to handle in-the-field customer services. In addition to selling and servicing new and used construction equipment, the Company engages in rent-to-purchase and rent-to-rent transactions as part of its dealership activities.

Agricultural Equipment Operations

The Company estimates that North American retail sales of new agricultural equipment in its target product market in calendar 2001 totaled over $11 billion. Deere is the leading supplier of agricultural equipment in North America. Within the Deere agricultural dealer system, dealers are not assigned exclusive territories, but are authorized to operate at specific store locations. The Company believes Deere has in excess of 1,000 agricultural dealers that operate approximately 1,600 stores and parts and service centers in North America.

The Company believes it is the largest Deere agricultural equipment dealer in North America, both in number of stores and total purchases, accounting for approximately 1.8 percent of Deere's North American sales of agricultural equipment, parts and attachments in calendar 2001. As of the end of fiscal 2002, the Company operated 14 Deere agricultural equipment stores located in Arizona, Southern California, Minnesota, North Dakota, South Dakota and Washington.

The Company's agricultural equipment stores are a full-service supplier to farmers, offering a broad range of farm equipment and related products for the crops grown in each of their areas. As a result of the customer mix and Deere's product offering, the core products include combines, tractors, planting equipment and tillage equipment. The Company's agricultural equipment stores also carry other harvesting and crop handling machinery, as well as lawn and grounds care equipment. Certain locations also have the commercial work-site products dealer agreement with John Deere Company, offering Deere skid steer products. The sale of new Deere agricultural equipment is the primary focus of the Company's agricultural equipment sales and accounts for a majority of new equipment sales. A wide variety of additional agricultural equipment lines, which complement the Deere products, are also offered according to local market demand. The agricultural stores also sell used equipment, generally acquired as trade-ins.

The agricultural equipment stores are located in areas with significant concentrations of farmers and typically serve customers within a 25 to 50 mile radius. Each store displays a broad array of new and used equipment and has fully-equipped service bays to provide on-site service and maintenance of agricultural equipment.

The Company also conducts agricultural equipment rental operations in Arizona and California. The Company believes the agricultural equipment rental business is a growing trend being driven primarily by agricultural customers that are increasingly outsourcing their equipment needs. Outsourcing allows producers to reduce their investment in non-core assets and to convert equipment costs from fixed to variable, especially in the western, southwestern and south central regions of the United States.

Truck Operations

The Company estimates that North American retail sales of heavy-duty trucks in calendar 2001 exceeded $8 billion. Mack Trucks, Inc. ("Mack") and Volvo AB ("Volvo") are leading suppliers of heavy-duty trucks in North America. The Company believes Mack has approximately 128 dealers that operate approximately 252 locations in the United States, while Volvo has approximately 132 dealers that operate approximately 215 locations in the United States. Each Mack or Volvo truck dealer is assigned designated geographical areas of responsibility within which it has the right to sell new trucks made by the truck manufacturer.

The Company currently operates Mack truck centers in Fargo and Grand Forks, North Dakota. Its Volvo truck centers are located in Riverside, California and Fargo and Grand Forks, North Dakota. The Company's truck centers in Fargo, Grand Forks and Riverside also sell and service GMC trucks; and its stores in Fargo, Grand Forks and Fontana, California handle Isuzu trucks. The Company also conducts a used truck operation in Fontana, California. The Company's truck centers are located in high truck traffic areas on or near major highways.

Trucks sold by the Company are generally classified as Class 4 through Class 8 by the American Automobile Manufacturers Association. Class 8 trucks have a minimum gross vehicle weight rating above 33,000 pounds, and are primarily used for over-the-road and off-highway transportation of general freight and various vocational applications including the hauling of construction materials, logging, mining, petroleum, refuse, waste and other specialty uses. Customers generally purchase these trucks for commercial purposes that are outfitted to perform according to the user's specifications.

The Company's truck centers display a broad array of new and used trucks and have fully-equipped service bays to provide on-site service and maintenance of trucks, including body shops.

Material Handling Equipment Operations

The Company estimates that North American retail sales of lift trucks in its target product market in calendar 2001 totaled approximately $6 billion. Hyster Company (part of the material-handling group of NACCO Industries, Inc.) ("Hyster") is a leading supplier of lift trucks in North America. The Company believes Hyster has approximately 50 geographic sales territories with approximately 200 stores in North America. Each Hyster dealer is assigned designated geographical areas of responsibility within which it has the right to sell new Hyster lift trucks and parts. The Company is the designated Hyster lift truck dealer for the upper Midwest – Minnesota, Nebraska, North Dakota, South Dakota, western Iowa and northwestern Wisconsin.

Hyster lift trucks (also referred to as forklift trucks or forklifts) are used in a wide variety of business applications, including manufacturing and warehousing. The principal categories of lift trucks include electric rider, electric narrow-aisle and electric-motorized hand forklift trucks primarily for indoor use and internal combustion engine forklift trucks for indoor or outdoor use.

Shortly after its appointment as a Hyster dealer in fiscal 1999, the Company acquired the operating assets of two companies engaged in the distribution, sale, service and rental of material handling equipment with stores located in Grand Island, Lincoln and Omaha, Nebraska and North Sioux City, South Dakota. This acquisition provided the Company with an established platform which complemented its Hyster operations, including aerial and high-reach man lifts manufactured by Genie, Grove, Skyjack and Upright and other equipment used to move, protect, store or control products and materials in manufacturing and distribution. During the second quarter of fiscal 2002, the Company closed three of the acquired locations in Grand Island and Lincoln, Nebraska and North Sioux City, South Dakota. The stores were closed to reduce overhead in response to declining unit market potential and competitive pressures in the material handling equipment business. The territories associated with the closed stores are continuing to be serviced from the remaining material handling locations in Eagan, Minnesota and Omaha, Nebraska.

The Company currently conducts its material handling operations from two locations dedicated solely to material handling equipment. The remaining authorized territories are serviced by several of the Company's agricultural and construction equipment stores in Minnesota and North Dakota. These stores display a variety of equipment for sale or rent, and have fully-equipped service bays to provide on-site service and maintenance. Full service trucks also provide mobile service to customers on site at their businesses. Customers include commercial, manufacturing, trucking and warehousing businesses, some of which have fleets of material handling equipment to maintain.

Used Equipment and Trucks

The Company believes that an integral part of its operations is the handling of used equipment and trucks. Accordingly, each of the Company's divisions has established a management team to assist in the valuation and sale of used products that the Company receives in trade and assist in the purchase of used products for sale or rent by its dealerships. These activities include the purchase and remarket on the open market of used equipment manufactured by companies other than Deere such as Caterpillar Inc. ("Caterpillar"), Komatsu Corporation ("Komatsu") and Volvo.

Parts and Service

The Company's stores offer a broad range of replacement parts and fully equipped service and repair facilities for their respective product lines. The Company believes that product support through parts and service is increasingly important to its ability to attract and retain customers for its operations. Each store includes service bays staffed by highly trained service technicians. Technicians are also available to make on-site repairs of equipment that cannot be brought in for service. The Company's service technicians receive training from Deere and certain other suppliers, as well as additional on-site training conducted by the Company. The construction equipment stores located in Dallas, Texas; Minneapolis, Minnesota; and Riverside, California also operate undercarriage shops for all makes and sizes of crawler equipment.

Financial Services

The Company facilitates the sale and/or lease of equipment and trucks by providing on site finance professionals to assist in completing transactions. The Company has developed a private label financing/leasing program with CitiCapital Commercial Corporation ("CitiCapital"). Under the program the Company markets financial services which are provided by CitiCapital. The Company has also developed relationships with other vendors of financial products which include loans, leases, extended warranties, credit life insurance and casualty insurance, which are sold to the Company's customers.

The Company believes there is a growing trend in the equipment and truck distribution business toward selling new and used products with financing and service contracts. In addition, financing incentives are an important element in the Company's selling efforts. Many customers want to purchase products from retailers who can also provide financing and other products and services of the types being offered by the Company.

Inventory and Asset Management

The Company maintains substantial inventories of equipment, trucks and parts in order to facilitate sales to customers on a timely basis. The Company also is required to build its inventory of agricultural equipment and parts in advance of its second and third fiscal quarters, which historically have higher sales, to ensure that it will have sufficient inventory available to meet the needs of its agricultural customers and to avoid shortages or delays.

The Company maintains a database on sales and inventory, and has a centralized real-time inventory control system. This system enables each store to access the available inventory of the Company's other stores before ordering additional items from the supplier. As a result, the Company minimizes its investment in inventory while effectively and promptly satisfying its customers' needs. Using this system, the Company also monitors inventory levels and mix in its network and at each store and makes adjustments as needed in accordance with its operating plan.

Inventory Financing

Having adequate equipment, trucks and parts inventories at each of the Company's stores is important to meeting its customer needs and to its sales. Accordingly, the Company attempts to maintain at each store, or have readily available at other stores in its network, sufficient inventory to satisfy anticipated customer needs. Inventory levels fluctuate throughout the year and tend to increase before the primary sales seasons for agricultural equipment. The cost of financing its inventory is an important factor affecting the Company's results of operations.

Floor plan financing from Deere and Deere Credit Services, Inc. ("Deere Credit") represents the primary source of borrowing base financing for equipment inventories, particularly for equipment supplied by Deere. Floor plan financing of truck inventories is primarily supplied by Volvo Commercial Finance LLC The Americas ("Volvo Finance"), General Motors Acceptance Corporation ("GMAC"), and CitiCapital. Rental equipment on- and off-balance sheet financing is primarily provided by Deutsche Financial Services Corporation ("Deutsche Financial") and Deere Credit. All lenders generally receive a security interest in the inventory or rental equipment being financed.

Customer Financing Options

Financing options for customer purchases support the sales activities of the Company. Financing for purchases by the Company's customers are available through the Company's private label financing/leasing program provided by CitiCapital, by manufacturer-sponsored sources (such as Deere Credit) and by major finance companies. The Company's finance subsidiary coordinates arrangements for most of the Company's customers who request financing. The Company does not grant extended payment terms.

Product Warranties

The manufacturer generally provides warranties for new products and parts. The term and scope of these warranties vary greatly by manufacturer and product. The manufacturer (such as Deere) pays the Company for repairs to equipment under warranty. The Company generally sells used products "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties if the manufacturer's original warranty is transferable and has not yet expired. The Company also sells warranty products offered by third parties on new and used equipment. The Company itself has not generally provided additional warranties.

Competition

The Company's construction equipment stores compete with distributors of equipment produced by manufacturers other than Deere, including Caterpillar, CNH Global N.V. ("CNH") and Komatsu. The Company also faces competition from distributors of manufacturers of specific types of construction equipment, including JCB backhoes, Kobelco excavators, and Bobcat skid loaders. The Company's agricultural equipment stores compete with distributors of equipment from suppliers other than Deere, including Agco Corporation, Caterpillar and CNH. The Company's agricultural equipment stores also compete with other Deere agricultural dealerships. Competing Deere agricultural stores may be located in close proximity to the Company's agricultural equipment stores.

The Company's equipment rental operations compete with equipment rental companies and dealers. Equipment rental businesses generally make available for short-term rent used equipment manufactured by the foregoing manufacturers, including those who are suppliers to the Company.

The Company's truck centers compete with distributors of trucks produced by manufacturers other than Mack and Volvo, including Daimler Chrysler AG (Freightliner and Sterling), Ford Motor Co., Navistar International Corp. and Paccar Inc. (Peterbilt and Kenworth). The Company's material handling stores compete with distributors of lift trucks produced by manufacturers other than Hyster. Competing manufacturers include Clark Material Handling Company, Crown Equipment Corporation, Nissan Motor Co., Toyota Motor Corp., another division of the NACCO material handling group (Yale), and equipment rental companies that rent aerial and high-reach man lifts, lift trucks and other material handling equipment.

Competition among equipment and truck retailers is primarily based on price, value, reputation, quality, design and performance of the products offered by the retailer, the customer service and product servicing provided by the retailer, and the accessibility of the retailer's stores. The Company believes that its store locations, broad product lines, quality products, product support and other customer and financial services enable it to compete effectively.

Backlog

In the current economic environment affecting all of the Company's operating segments, all equipment and trucks are readily available from the Company's manufacturers and currently there is no backlog of orders which will not be filled in fiscal 2003.

Agreements with Manufacturers

Deere Construction Dealer Agreements. The Company has agreements with Deere which authorize the Company to act as a dealer of Deere construction, utility and forestry equipment (the "Construction Dealer Agreements"). The Company's areas of responsibility for the sale of Deere construction equipment are: (i) in the Midwest: most of Minnesota, Montana, North Dakota and South Dakota, and small portions of Iowa and Wyoming; (ii) in the Southwest: Arizona and part of Southern California; and (iii) in South Central: Central Texas, including the Austin, Dallas-Fort Worth and San Antonio metropolitan areas.

Pursuant to the Construction Dealer Agreements, the Company is required, among other things, to maintain suitable facilities, provide competent management, actively promote the sale of construction equipment in the designated areas of responsibility, fulfill the warranty obligations of Deere, maintain inventory in proportion to the sales potential in each area of responsibility, provide service and maintain sufficient parts inventory to service the needs of its customers, maintain adequate working capital and maintain stores only in authorized locations. Deere is obligated to make available to the Company any finance plans, lease plans, floor plans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers. Deere also provides the Company with promotional items and marketing materials prepared by Deere for its construction equipment dealers. The Construction Dealer Agreements also entitle the Company to use John Deere trademarks and tradenames, with certain restrictions.

In addition to the Deere Construction Dealer Agreements, the Company also has dealer agreements with Hitachi Construction Machinery (America) Corporation ("Hitachi") for similar territories of the Midwest and Southern California that the Company represents Deere. Hitachi is a joint venture partner with Deere and generally offer products which complement Deere including large excavators, shovels and rigid frame mining trucks.

Deere Agricultural Dealer Agreements. The Company has non-exclusive dealership agreements with Deere for each of its Deere agricultural equipment stores, each of which authorizes the Company to act as a dealer in Deere agricultural equipment (the "Agricultural Dealer Agreements") at a specific authorized store location. The terms of the Agricultural Dealer Agreements are substantially the same as the Construction Dealer Agreements. The Deere agricultural equipment stores also offer John Deere lawn and grounds equipment, for which the Company has entered into non-exclusive Lawn and Garden Dealer Agreements containing substantially the same terms as the Agricultural Dealer Agreements.

Deere Dealership Agreements – Other Provisions. The Company operates its Deere construction and agricultural stores pursuant to its agreements with Deere, including Deere's customary construction or agricultural dealership agreements for each of the Company's construction areas of responsibility and agricultural store locations. These agreements impose a number of restrictions and obligations on the Company with respect to its operations, including a prohibition on carrying construction products which are competitive with Deere products, and an obligation to maintain suitable facilities. In addition, the Company must provide competent management, actively promote the sale of Deere equipment in the Company's designated areas of responsibility, fulfill the warranty obligations of Deere, provide service and maintain sufficient parts inventory to service the needs of its customers. The Company must also maintain inventory in proportion to the sales potential in each of the Company's designated areas of responsibility, maintain adequate working capital and maintain stores only in authorized locations. Under an agreement with Deere, the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. There can be no assurance that any such consent will be given by Deere. In addition, Deere has the right to have input into the selection of the Company's management personnel, including managers of the Company's Deere equipment stores, and to have input with respect to the selection of nominees to the Company's Board of Directors and the removal of directors. The prior consent of Deere is required for the opening of any Deere equipment store within the Company's designated areas of responsibility and for the acquisition of any other Deere dealership. With respect to the Company, the Company's Deere construction equipment dealerships (construction operations) and the Company's agricultural equipment dealerships (agricultural operations), a minimum equity-to-asset ratio of 25% must be maintained. As of January 31, 2002, the equity-to-asset ratio for the Company, construction operations and agricultural operations were 41%, 37%, and 32%, respectively. The Company is prohibited from paying any dividends and may not effect any stock repurchase, repay or discharge its indebtedness for any subordinate loans, make any other distributions to owners, make acquisitions or initiate new business without complying with certain financial ratios related to minimum equity-to-assets levels and tangible net worth ratios before and after such actions. In the event of the death of Mr. Offutt, the Company's Chairman and CEO, Deere has the right to terminate the Company's dealer appointments upon the occurrence of a "change of control."

The Company's Deere dealer appointments are not exclusive. Deere could appoint other dealers in close proximity to the Company's existing stores. Deere can reduce the areas of responsibility assigned to the Company's construction equipment dealerships upon 120 days prior written notice. In addition, the dealer agreements can be amended at any time without the Company's consent, so long as the same amendment is made to the dealer agreements of all other Deere dealers. Deere also has the right to sell directly to federal, state or local governments, as well as national accounts. To the extent Deere appoints other dealers in the Company's markets, reduces the areas of responsibility relating to the Company's construction equipment stores, or amends the dealer agreements or directly sells substantial amounts of equipment to government entities and national accounts, the Company's results of operations and financial condition could be adversely affected.

Deere Indemnification Agreement. Some time after the Company's initial public offering, Deere advised the Company that it was requiring Deere dealerships to sign an indemnification agreement before "going public". Deere also informed the Company that it would not be willing to consider possible future acquisitions of Deere dealerships by the Company unless and until the Company signed such an agreement. After prolonged discussions and negotiations, the Company signed an indemnification agreement in March 2000. In general, this agreement provides that the Company will indemnify Deere (and its directors, officers, employees and agents) from and against lawsuits and other proceedings commenced by shareholders of the Company and by governmental agencies arising from (a) the registration, listing, offer, sale, distribution or resale of any security of the Company, (b) an untrue statement or omission, whether actual or alleged, in connection with any security of the Company, or (c) an allegation that Deere is a "controlling person" of the Company within the meaning of federal securities laws. The Company will pay, or reimburse Deere for, any judgments, penalties, expenses and other losses resulting from any such lawsuit or other proceeding. The Company has no obligation to indemnify Deere with respect to any judgment rendered against Deere as a result of Deere's own intentional or reckless misconduct or as a result of an untrue written statement of fact signed by an officer of Deere.

Release and Covenant not to Sue. Related to the settlement of previous legal proceedings with John Deere Construction & Forestry Company. ("JDCFC"), the Company signed a Release and Covenant not to Sue agreement. The agreement states the Company and Mr. Offutt, on behalf of themselves, their successors and assigns, and on behalf of any person or entity claiming by, through, or on behalf of any of them:

1. release and forever discharge JDCFC, its successors, and all other persons or entities affiliated with JDCFC (the "Released Parties"), from any and all claims the Company or Mr. Offutt may have or which may arise in the future that relate to the Market Potential Limitation (see part b. of "Certain Important Factors", "Growth Through Acquisitions and Store Openings" of this Form 10-K, for definition), including disapproval or withholding of approval, by JDCFC, of an acquisition, merger, or other transaction which would result in noncompliance with the Market Potential Limitation; and

2. agree that they will not bring any legal proceeding or assist any other person or entity in bringing any legal proceeding against any Released Party based in whole or in part on any claim released in the Release and Covenant Not to Sue.

Other Suppliers. The Company is an authorized dealer at various stores for suppliers of other products. The terms of such arrangements vary, but most of the dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period (usually 180 days) upon a change of control and in the event of Mr. Offutt's death.

Intellectual Property Rights

RDO Equipment Co. is a registered service mark owned by the Company. John Deere is a registered trademark of Deere & Company, the Company's use of which is authorized under the Deere dealership agreements. Trademarks and tradenames with respect to new equipment and trucks obtained from manufacturers other than Deere are licensed from their respective owners. The Company historically has operated each of its dealerships under either the RDO Equipment Co. service mark and tradename or, for purposes of continuity at a particular store if there was strong local name recognition and customer loyalty, the name historically used by the dealership in that location. Each dealership store is generally identified as an authorized dealer or representative of the manufacturer or manufacturers of the equipment, trucks or other products sold at the store, and may also display signs of other suppliers.

Environmental and Governmental Regulations

The Company's operations are subject to numerous federal, state and local rules and regulations, including laws and regulations designed to regulate workplace health and safety, to protect the environment and to regulate the discharge of materials into the environment, primarily relating to its service operations. Based on current laws and regulations, the Company believes that it is in compliance with such laws and regulations and that its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage or violation of environmental laws and regulations and any resulting material financial liability to the Company. The Company is not aware of any federal, state or local laws or regulations that have been enacted or adopted, the compliance with which would have a material adverse effect on the Company's results of operations or would require the Company to make any material capital expenditures. No assurance can be given that future changes in such laws or regulations or changes in the nature of the Company's operations or the effects of activities of prior occupants or activities at neighboring facilities will not have an adverse impact on the Company's operations.

The Company's truck operations are subject to the National Traffic and Motor Vehicle Safety Act, Federal Motor Vehicle Safety standards promulgated by the U.S. Department of Transportation and various state motor vehicle regulatory agencies. State and local laws and regulations require each truck dealership to obtain licenses to operate as a dealer in heavy-duty vehicles. The Company believes that its truck operations are in compliance with all federal, state and local laws and regulations and that it has obtained all necessary licenses and permits.

The Company's financial services operations are subject to laws and regulations with respect to financing, commercial finance regulations that may be similar to consumer finance regulations in some states, including those governing interest rates and charges, maximum amounts and maturities of credit and customer disclosure of transaction terms. The Company's insurance products and services are subject to laws and regulations with respect to insurance, licensing, insurance premiums, financing rates and insurance agencies. The Company believes that it is in compliance with these laws and regulations.

Employees

As of January 31, 2002, the Company employed 1,325 full-time employees. Of this number, 7 employees were located at the Company's corporate offices and employed in corporate administration. A total of 77 employees were employed in field support roles located in various offices. The remaining employees were involved in the Company's operations: 731 in construction operations, 347 in agriculture operations and 163 in truck operations. None of the Company's employees are covered by a collective bargaining agreement.

Certain Important Factors

In addition to the matters discussed above or included from time to time in filings with the Securities and Exchange Commission, there are important factors that could cause the Company's future results to differ materially from those anticipated or planned by the Company or which are reflected in any forward-looking statement which may be made by or on behalf of the Company. Some of these important factors (but not necessarily all important factors) include the following:

Dependence on Deere. The Company is an authorized dealer of Deere construction and agricultural equipment, consumer products and parts in its Deere designated areas of responsibility and store locations. A substantial portion of the Company's new equipment sales represents sales of new equipment supplied by Deere and a substantial portion of the Company's sales from parts and service also are directly related to Deere equipment. The Company depends on Deere for floor plan financing to finance a substantial portion of its inventory. In addition, Deere provides a significant percentage of the financing used by the Company's customers to purchase Deere equipment from the Company. Deere also provides incentive programs and discounts from time to time, which enable the Company to price its products more competitively. In addition, Deere conducts promotional and marketing activities on national, regional and local levels. The Company believes its success depends, in significant part, on: (i) the overall success of Deere; (ii) the availability and terms of floor plan financing and customer financing from Deere; (iii) the incentive and discount programs provided by Deere and its promotional and marketing efforts for its construction and agricultural products; (iv) the goodwill associated with Deere trademarks; (v) the introduction of new and innovative products by Deere; (vi) the manufacture and delivery of competitively-priced, high-quality equipment and parts by Deere in quantities sufficient to meet the requirements of the Company's customers on a timely basis; and (vii) the quality, consistency and management of the overall Deere dealership system. If Deere does not provide, maintain or improve any of the foregoing, there could be a material adverse effect on the Company's results of operations.

Deere Termination Rights. Under agreements with Deere, Deere has the right to terminate the Company's dealer appointments immediately if Ronald D. Offutt, the Company's Chairman, Chief Executive Officer and principal stockholder, ceases to: (i) own or control a minimum percentage of the outstanding voting power, 50 percent in relation to agricultural operations and 30 percent in relation to construction operations, or whatever greater percentage is required to control corporate actions that require a stockholder vote; and (ii) own Common Stock representing a minimum percentage of the Company's shareholders' equity, 35 percent in relation to agricultural operations and 30 percent in relation to construction operations. Deere also has a right to terminate the Company's dealer appointments in the event of Mr. Offutt's death; however, Deere cannot exercise this right to terminate if at that time: (i) there is in place an ownership succession plan approved by Deere; (ii) the Company and Deere have identified events which would thereafter constitute changes of control of the Company entitling Deere to terminate the dealer appointments; (iii) the Company and each of its Deere stores are under continuing management acceptable to Deere; (iv) there is no existing breach and no grounds for termination exist with respect to any of the Company's agreements with Deere, including the ownership requirements; and (v) Deere in its sole discretion has determined that each of the Company's Deere areas of responsibility and store locations justifies the continuation of the Deere appointment for such area or location.

In the event of Mr. Offutt's death and change in control without Deere's consent, Deere thereafter has the right to terminate the Company's dealer appointments. A "change of control" is defined for these purposes as: (i) the sale, lease, exchange or other transfer of substantially all of the Company's assets; (ii) a merger, consolidation, reorganization or similar transaction in which the Company's stockholders do not own more than 50 percent of the voting power of the surviving entity (provided that if they own more than 50 percent but less than 80 percent of the voting power, the merger must be approved by a majority of the directors who were directors at the time of Mr. Offutt's death or subsequent directors whose election has been approved by existing directors ("Continuity Directors")); (iii) a vote by the stockholders to approve a transaction set forth in (i) or (ii), (iv) the acquisition by a person other than Mr. Offutt or his heirs of 50 percent or more of the voting power of the Company (20 percent if such acquisition has not been approved by a majority of the Continuity Directors); (v) a change in the corporate executive officers without Deere's approval; or (vi) if Continuity Directors cease to constitute a majority of the Company's Board of Directors.

In addition, Deere is entitled to terminate the Company's applicable dealer appointments on one year's notice if the equity-to-assets ratio of the Company, the Company's construction operations, or the Company's agricultural operations, is below 25 percent as calculated by Deere based on the Company's fiscal year end audit. The Company has a right to cure such deficiency within 180 days of such fiscal year end.

The Company's dealer appointments terminate immediately upon the commencement of the dissolution or liquidation of the Company or a sale of a substantial part of the business, change in the location of a dealership without Deere's prior written consent, or a default under any security agreement with Deere. The appointments also may be terminated upon the revocation or discontinuance of any guaranty of Mr. Offutt or the Company to Deere, unless replaced by a letter of credit acceptable to Deere.

In addition, without regard to any subsequent attempts to cure, upon one year's written notice Deere may terminate agricultural dealer appointments for which the Company fails to submit acceptable business plans to Deere or to make meaningful progress toward the objectives in the business plans. Also, without regard to any subsequent attempts to cure, upon 180 days written notice JDCFC can terminate construction dealer appointments for which the Company fails to make Meaningful Progress, as defined in the dealership agreement, with respect to a Performance Criterion, as defined in the dealership agreement, in any fiscal or calendar year. Deere can also terminate the Company's dealer appointments for cause or if Deere determines there is not sufficient market potential to support a dealership in a particular location or area of responsibility, upon prior written notice to the Company of 180 days for agricultural dealerships and one year's notice for construction dealerships.

Any effort by Deere to terminate any of the Company's Deere dealer appointments may be subject to various legal rights to which the Company is entitled, including dealer protection statutes. Termination of certain or all of the Company's Deere dealer appointments could have a material adverse effect on the results of operations and financial condition of the Company. Any effort by Deere to terminate any of the Company's Deere dealer appointments could also have a material adverse effect on the results of operations and financial condition of the Company whether or not the Company prevails in any resulting lawsuit or other dispute resolution process.

Effects of Downturn in General Economic Conditions, Cyclicality, Seasonality and Weather. The Company's business, and particularly the sale of new equipment and trucks, is dependent on a number of factors relating to general economic conditions worldwide and locally. Such factors include agricultural industry cycles, construction spending, federal, state and local government spending on highways and other construction projects, housing starts, interest rate fluctuations, fuel prices, economic recessions, customer business cycles, and customer confidence in the economy. Accordingly, any general downward economic pressures, or adverse cyclical trends may materially and adversely affect the Company's financial condition and results of operations.

The ability to finance affordable purchases, of which the interest rate charged is a significant component, is an important part of a customer's decision to purchase equipment or a truck. Interest rate increases may make equipment and truck purchases less affordable for customers and, as a result, the

Company's revenues and profitability may decrease. To the extent the Company cannot pass on to its customers the increased costs of its own inventory financing resulting from increased interest rates, its net income also may decrease. Similarly, the number of housing starts is especially important to sales of construction equipment, and fuel prices can significantly affect truck operations. As a result of the foregoing, the Company's results of operations have fluctuated in the past and are expected to fluctuate in the future.

The Company generally experiences lower revenue levels during the first and fourth quarters of each fiscal year due to the crop growing season, winter weather conditions in the Midwest, and a general slowdown in construction activity at the end of the calendar year. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters, especially in the Midwest. As a result, sales of agricultural equipment may be somewhat lower in the first and fourth fiscal quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of construction equipment in the first and fourth fiscal quarters.

The Company's results of operations have been and are expected to be affected by weather. Climatic phenomena such as La Nina and El Nino, and severe weather such as extreme cold and snowfall in the winter and major flooding in the spring or summer, can adversely impact the agricultural and construction industries. The results may include delayed delivery and servicing of equipment or decreased demand for the Company's products and services and a corresponding delay or loss in revenues. To the extent adverse weather occurs, the Company's results of operations and financial condition could be adversely affected.

Competition. The Company anticipates that its operations will continue to face strong, and perhaps increasing, competition. Some of these competitors may be larger and have substantially greater capital resources than the Company. The Company's Deere stores also compete to a degree with other Deere dealerships. Competition among distributors can be intense and is primarily based on the price, value, reputation, quality and design of the products offered by the dealer, the customer service and product support provided by the dealer, and the accessibility of stores. Although the Company believes that it is competitive in all of these categories, there can be no assurance that the Company will remain competitive in general or in any particular area in which the Company has operations. To the extent competitors of the Company's suppliers provide their distributors with more innovative and/or higher quality products, better pricing or more favorable customer financing, or have more effective marketing efforts, the Company's ability to compete and its financial condition and results of operations could be adversely affected. In addition, to the extent products sold by the Company are not as competitive or in demand as those of suppliers not used by the Company, the Company's results of operations could be adversely affected.

Worldwide economic conditions can impact competition in the geographic areas where the Company does business. For example, a downturn in the economies of foreign countries could result in an increased supply of equipment in U.S. markets with a corresponding increase in competitive pressures such as lower equipment prices. To the extent the Company experiences increased competition, the Company's results of operations and financial condition could be adversely affected.

Available Financing for Customers. The sale of equipment, trucks and parts requires the availability of financing for customers. The Company has established multiple sources of financing for the customer, including manufacturer-sponsored finance companies (e.g., Deere Credit and Volvo Finance) and major independent finance companies (e.g., CitiCapital). To the extent such financing cannot be obtained on reasonable terms, the Company's revenues and results of operations could be adversely affected.

Substantial Inventory Financing Requirements, and Lending Industry Changes. The sale of equipment, trucks and parts requires substantial inventories to be maintained in order to facilitate sales to customers on a timely basis. As the Company grows, whether through acquisitions, opening new stores or internal growth, its inventory requirements will increase and, as a result, the Company's financing requirements also will increase. In the event that the Company's available financing sources are not sufficient to satisfy its future requirements, the Company would be required to obtain additional financing from other sources. While the Company believes that it could obtain additional financing or alternative financing if required, there can be no assurance that such financing could be obtained on commercially reasonable terms. To the extent such additional financing cannot be obtained on commercially reasonable terms, the Company's growth and results of operations could be adversely affected. In addition, consolidation among key lenders to the equipment industry and changes in such lenders policies could adversely affect the availability and pricing of funding for the Company's inventory financing needs.

Dependence upon Key Personnel. The Company believes its success depends upon the continued services of Mr. Offutt. The loss of Mr. Offutt could materially and adversely affect the Company. The Company does not maintain key person life insurance on Mr. Offutt.

Dependence on Information Technology Systems. The ability to monitor and control operations depends to a large extent on the proper functioning of information technology systems. Any disruption in these systems or the failure of these systems to operate as expected could, depending on the magnitude and duration of the problem, adversely affect the Company.

Growth by Acquisitions and Store Openings. The Company's ability to grow through acquisitions of additional dealerships, stores or other businesses is dependent upon many important factors. Some of these important factors (but not necessarily all important factors) are:

a. As discussed above, the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere can withhold in its sole discretion. In addition, an acquisition of a Deere dealership or the opening of a new Deere store requires Deere's consent. From time to time since the Company's formation in 1968, Deere has withheld its consent to acquisitions proposed by the Company or by other Deere dealers expressing an interest in being acquired by the Company. There can be no assurance that Deere will approve any future acquisitions or store openings proposed by the Company.

b. Deere has informed the Company there are limits to acceptable ownership concentration of Deere dealerships. The current restriction for consolidation of JDCFC dealerships with respect to the Company is 9.9% of the total market potential for Deere construction products in North America. Such market potential is measured as of the 12-month period ended January 31, 1997, or such other limitation, but not less than 9.9%, as determined by JDCFC in its sole discretion (Market Potential Limitation). The Company believes Deere's current restriction for consolidation by any one dealer of Deere agricultural dealerships is two to three percent of Deere's market potential in North America. Accordingly, there can be no assurance that Deere will approve acquisitions or store openings up to or beyond these levels.

c. The ability to grow the Company through acquisitions or store openings is dependent upon (i) the availability of suitable acquisition candidates at an acceptable cost, (ii) receiving the manufacturer's approval of acquisitions as required or appropriate, (iii) the Company's ability to compete effectively for available acquisition candidates, and (iv) the availability of capital to complete the acquisitions. There can be no assurance the Company can overcome these factors to complete future acquisitions or store openings.

d. The Company could face risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses, and failing to assimilate the operations and personnel of acquired dealerships. Related risks include disrupting the Company's ongoing business, dissipating the Company's management resources, failing to maintain uniform standards, controls and policies, and impairing relationships with employees and customers as a result of changes in management. Realization of the full benefit of the Company's strategies, operating model and systems as to an acquired dealership may take several years. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent the Company does not successfully avoid or overcome the risks or problems related to acquisitions, the Company's results of operations and financial condition could be adversely affected. Acquisitions also could have a significant impact on the Company's financial position and capital needs, and could cause substantial fluctuations in the Company's quarterly and yearly results of operations.

e. The Company has grown significantly in recent years and may continue to grow through acquisitions, opening new stores and internal growth. Management has expended, and may continue to expend, significant time and effort in evaluating, completing and integrating acquisitions, opening new stores, and supporting internal growth. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they may expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. If the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, there could be a material adverse effect on the Company's financial condition and results of operations.

THE FOREGOING FACTORS ARE NOT EXHAUSTIVE AND NEW FACTORS MAY EMERGE, OR CHANGES TO THE FOREGOING FACTORS MAY OCCUR, WHICH WOULD IMPACT THE COMPANY'S BUSINESS. THE COMPANY MAKES NO COMMITMENT TO REVISE FORWARD-LOOKING STATEMENTS, OR TO DISCLOSE SUBSEQUENT FACTS, EVENTS OR CIRCUMSTANCES THAT MAY BEAR UPON FORWARD-LOOKING STATEMENTS.

Item 2. PROPERTIES.

As of the end of fiscal 2002, the Company owned the real estate for seven of its stores and leased its executive offices, real estate for a potential dealership site and 20 stores from an Offutt Entity (as defined in Item 4A below). The Company also leased two administrative offices and 20 stores from unrelated third parties. Lease terms range from one to twelve years and some leases include an option to purchase the leased property. The Company believes that all of its facilities are in good operating condition.

The Company's retail stores are located in the following states:

Arizona	7
California	5
Minnesota	8
Montana	2
Nebraska	1
North Dakota	13
South Dakota	3
Texas	6
Washington	2
Total Locations	47

Item 3. LEGAL PROCEEDINGS.

There are no material pending legal, governmental, administrative or other proceedings to which the Company is a party or of which any of its property is subject.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

The executive officers of the Company, their ages and offices held as of March 31, 2002, are as follows:

Name	Age	Office
Ronald D. Offutt	59	Chairman of the Board, Chief Executive Officer and President
Allan F. Knoll	58	Secretary
Christi J. Offutt	32	Chief Operating Officer
Steven B. Dewald	41	Chief Financial Officer
Kenneth J. Horner, Jr.	38	Executive Vice President – Project/Process Management
Thomas K. Espel	43	Treasurer and Assistant Secretary

Ronald D. Offutt is the Company's founder, President, Chairman, Chief Executive Officer and principal stockholder. He has served as Chairman and Chief Executive Officer since the Company's formation in 1968. He has served as the Company's President since December 2000 and he served as a member of the Company's Office of the Chairman from December 1998 to December 2000. Mr. Offutt also serves as Chief Executive Officer and Chairman of the Board of R.D. Offutt Company ("Offutt Co.") and other entities he owns, controls or manages (collectively, "Offutt Entities"). The Offutt Entities are engaged in a variety of businesses such as farming, food processing, auto dealerships and agricultural financing activities, some of which transact business with the Company. See Item 13 of this Form 10-K, "Certain Relationships and Related Transactions." Mr. Offutt spent approximately one-half of his time on the business of the Company during fiscal 2002. He is Former Chairman of the Board of Regents of Concordia College of Moorhead and is a graduate of Concordia College of Moorhead with a degree in Economics. Mr. Offutt is the father of Christi J. Offutt, Chief Operating Officer.

Allan F. Knoll has served as Secretary and a director of the Company since 1974. Mr. Knoll also served as a member of the Company's Office of the Chairman from December 1998 to December 2000. He served as Chief Financial Officer of the Company from 1974 through January 1999. Mr. Knoll also serves as Chief Financial Officer and Secretary of Offutt Co., and serves as a director and officer and is a beneficial stockholder of many of the Offutt Entities. Mr. Knoll spent approximately twenty percent of his time on the business of the Company during fiscal 2002. Mr. Knoll is a graduate of Moorhead State University with degrees in Business Administration and Accounting.

Christi J. Offutt has served as Chief Operating Officer since January 2001. She previously served as Senior Vice President – Midwest Agriculture from June 1999 to January 2001 and as Vice President – Strategic Planning from December 1998 until June 1999, and as Legal Counsel of Offutt Co. from January 1997 until December 1998. Ms. Offutt is a graduate of University of Puget Sound with degrees in politics and government and in business administration, and received her law degree in May 1996 from Boston University. She is the daughter of Ronald D. Offutt, Chairman and Chief Executive Officer.

Steven B. Dewald has served as Chief Financial Officer since July 2001. He previously served as Senior Vice President – Director of Finance Construction Division from January 2001 to July 2001. Mr. Dewald served as Senior Vice President – RDO Financial Services Co. from its formation in December 1997 until January 2001. Mr. Dewald also served as Director of Finance of Ag Capital Company. Prior to joining Ag Capital in 1996, he served as Chief Financial Officer of Metropolitan Financial Corporation. Mr. Dewald began his career with Ernst & Young focusing primarily in the financial services industry. He is a graduate of Concordia College of Moorhead with a degree in accounting and finance.

Kenneth J. Horner, Jr. has served as Executive Vice President – Project/Process Management since February 2001. He previously served as Executive Vice President – Construction Equipment from June 1999 to February 2001 and Vice President – Business Practices from July 1998 until June 1999. Prior to joining the Company, Mr. Horner was Vice President and General Counsel for Prairieland Foods Corporation, a restaurant management company, and Executive Vice President of Cross Country Courier, Inc., a regional freight carrier. He is a graduate of University of Mary with a degree in accounting, and received his law degree from the University of North Dakota.

Thomas K. Espel has served as Treasurer and Assistant Secretary since March 2000. Mr. Espel also served as Chief Financial Officer from February 1999 until July 2001. He previously served as Executive Vice President – Finance from August 1998 until February 1999. Prior to joining the Company, he served as manager of Ag Capital Company ("Ag Capital") since its inception in 1989 and continues to serve as a member of its Board of Directors. Under his direction, Ag Capital, an Offutt entity, grew to more than $450 million in assets managed. RDO Financial Services Co., a subsidiary of the Company, was formed from the retail credit activities of Ag Capital. From 1981 through 1988, Mr. Espel held various lending positions at St. Paul Bank for Cooperatives, a $4 billion institution located in St. Paul, Minnesota. He has a bachelor's degree from the University of Illinois and a master's degree from Michigan State University, both in Agricultural Economics – Finance.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Class A common stock of RDO Equipment Co. is traded on the New York Stock Exchange under the symbol "RDO". The quarterly high and low reported sales prices on the New York Stock Exchange during the Company's two most recent fiscal years were:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002				
High	$ 4.05	$ 3.45	$ 3.50	$ 3.67
Low	$ 2.80	$ 3.05	$ 1.92	$ 2.30
Fiscal 2001				
High	$ 6.06	$ 6.44	$ 4.44	$ 4.56
Low	$ 4.75	$ 4.31	$ 2.75	$ 2.00

As of April 19, 2002, the Company had 243 record holders and approximately 2,200 beneficial holders of its Class A Common Stock, and one holder of its Class B Common Stock. The Company did not have any unregistered sales of equity securities during fiscal 2002.

The Company intends to retain the earnings of the Company to support the Company's operations and to finance expansion and growth, and it does not intend to pay cash dividends in the foreseeable future. Payment of dividends rests within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, financial condition, and any dividend restrictions under its dealership and credit agreements.

Item 6. SELECTED FINANCIAL DATA.

RDO EQUIPMENT CO. AND SUBSIDIARIES

[in thousands, except store and per share data]	FISCAL YEARS ENDED JANUARY 31, 2002	2001	2000	1999	1998	1997
INCOME STATEMENT DATA						
Revenues:						
Equipment and truck sales	$ 378,182	$ 484,727	$ 476,773	$ 404,093	$ 301,684	$ 224,094
Parts and service	163,032	181,173	173,336	143,335	113,268	75,820
Rental	6,442	8,706	32,178	26,208	14,451	2,499
Financial services	2,264	5,772	6,683	4,988	---	---
Total revenues	549,920	680,378	688,970	578,624	429,403	302,413
Cost of revenues (1)	456,697	581,583	566,877	479,275	340,987	245,287
Gross profit	93,223	98,795	122,093	99,349	88,416	57,126
Selling, general and administrative expenses	91,321	106,918	97,431	81,682	60,382	41,275
Loss on sale, restructuring charges and asset impairment	---	11,200	---	2,200	---	---
Operating income (loss)	1,902	(19,323)	24,662	15,467	28,034	15,851
Gain on sale of RDO Rental Co.	---	---	786	---	---	---
Interest expense, net	(5,952)	(11,961)	(13,719)	(12,427)	(5,538)	(5,046)
Income (loss) before taxes	(4,050)	(31,284)	11,729	3,040	22,496	10,805
Income tax provision (benefit) (2)	(1,620)	(12,733)	5,252	1,237	9,156	4,322
Minority interest	---	11	(60)	135	89	---
Net income (loss)	$ (2,430)	$ (18,562)	$ 6,537	$ 1,668	$ 13,251	$ 6,483
Net income (loss) per share - basic and diluted	$ (0.18)	$ (1.41)	$ 0.50	$ 0.13	$ 1.00	$ 0.77
SELECTED OPERATING DATA						
Comparable store revenues increase (decrease)	(8) %	(2) %	(2) %	5 %	11 %	26 %
Stores open at beginning of year	53	56	64	50	32	26
Stores opened	---	---	---	6	3	1
Stores acquired	---	---	5	10	16	5
Stores consolidated/closed/sold	(6)	(3)	(13)	(2)	(1)	---
Stores open at end of year	47	53	56	64	50	32
Net purchases (sales) of rental equipment	$ (654)	$ 2,118	$ 485	$ 19,769	$ 14,185	$ 1,519
Net purchases of property and equipment	888	2,357	3,409	5,132	3,766	2,137
Depreciation and amortization	6,003	7,465	12,950	10,506	5,308	2,606
As of January 31,						
BALANCE SHEET DATA						
Working capital	$ 48,904	$ 49,842	$ 64,225	$ 36,739	$ 69,265	$ 72,744
Inventories	128,504	169,090	217,556	208,368	220,841	130,955
Total assets	216,594	305,988	361,997	379,220	319,432	181,551
Floor plan/borrowing base payables (3)	97,416	149,191	190,242	191,030	163,988	64,331
Total debt	4,969	20,417	26,604	55,533	31,353	14,409
Stockholders' equity	87,857	90,713	109,275	102,738	101,070	87,795

(1) Fiscal 1999 included a special $15 million inventory charge.

(2) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.

(3) Includes interest-bearing and noninterest-bearing liabilities incurred in connection with inventory financing.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, as well as to public service entities, government agencies and utilities. The Company's stores are located in Arizona, California, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Texas and Washington. The Company's largest supplier is Deere.

The Company generates its revenues from sales of new and used equipment and trucks, sales of parts and service, rental of equipment, customer financing and related products and services. In addition to outright sales of new and used equipment, sales include equipment purchased under rent-to-purchase agreements. Generally under such agreements, the customer is given a period of several months to exercise the option to purchase the rented equipment and is allowed to apply a portion of the rental payments to the purchase price. This rent-to-purchase equipment is included in the Company's inventory until the option is exercised and the equipment is purchased.

The Company's highest gross margins have historically been generated from its parts and service revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of equipment and trucks held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between equipment and truck sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in equipment and truck sales. In addition, due to differences in gross margins between equipment and truck sales and parts and service revenues, gross margin percentages may increase during periods of declining equipment and truck sales and decline when equipment and truck sales are strong.

The Company generally experiences lower revenue levels during its first and fourth quarters primarily due to the crop-growing season, winter weather conditions in the Midwest and a general slowdown in construction activity at the end of the calendar year. See "Seasonality" below.

Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations. See "Effects of Inflation" below.

The Company requires cash primarily for financing its inventories of equipment, trucks and replacement parts, rental equipment, receivables and capital expenditures, including acquisitions. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements. See "Liquidity and Capital Resources" below.

During fiscal 2002, the Company was affected by various economic conditions in all operating segments. The Company's agricultural operations continued to reflect the challenging farm economy. The Company expects the general agricultural economic climate to remain stable yet challenging in fiscal 2003. During fiscal 2002, the Company's construction operations were affected by a general slowdown in equipment purchasing by construction equipment contractors in the Company's geographic areas of responsibility, especially in the Company's southern regions. These conditions resulted in decreased market demand for equipment and increased competitive pressures in the Company's operating regions. The Company expects these competitive pressures to continue into fiscal 2003. The Company's truck operations were adversely affected by the depressed market demand for trucks.

In fiscal 2002, the Company purchased the remaining 8% minority interest in Salinas Equipment Distributors, Inc. As part of the Company's plan to divest itself of the majority of its heavy-duty truck business, the Company completed transactions selling its truck center business located in Dallas, Fort Worth, and Waco, Texas. The Company closed its Material Handling locations in Grand Island and Lincoln, Nebraska, and North Sioux City, South Dakota. These territories are being serviced from the remaining locations in Eagan, Minnesota and Omaha, Nebraska.

During the fourth quarter of fiscal 2001, the Company approved a comprehensive plan to restructure management and to divest the majority of its heavy-duty truck business, retaining only the stores that are showing significant short-term earnings potential and have generally been profitable through the years. These actions allowed the Company to increase its focus on its traditional core business lines of construction and agricultural equipment. The Company recognized charges to operations of $11.2 million in the fourth quarter of fiscal 2001, reflecting the costs the Company incurred. The charges were comprised of a $3.0 million loss on the sale of the Company's Roseville, Minnesota truck business, approximately $800,000 of severance costs and the remainder consisted of asset impairments of long-lived assets, such as fixed assets, leasehold imporvements and associated lease obligations, and goodwill related to the Company's truck division. Severance costs paid during fiscal 2002 totaled approximately $500,000 resulting in a remaining severance accrual of approximately $200,000. Cost incurred related to lease and other obligations totaled approximately $200,000 leaving an accrual of $100,000 as of the end of fiscal 2002.

In fiscal 2001, the Company purchased the remaining 15% minority interest in Hall GMC, Inc. and Hall Truck Center, Inc. as well as approximately 3% of the minority interest in Salinas Equipment Distributors, Inc. In connection with the Company's plan to divest itself of the majority of its truck division, the truck dealership located in Roseville, Minnesota was sold. The Company consolidated the Volvo dealership location in Long Beach, California into the Company's Riverside, California location. The Long Beach market is being serviced through the Company's Riverside truck dealership. The Barnesville, Minnesota agricultural retail store was consolidated with the Fargo, North Dakota agricultural operations.

In fiscal 2000, the Company purchased five heavy-duty truck retail stores and commenced truck operations in its Waco, Texas location. The Company also closed one construction equipment rental store and sold its 80 percent interest in a construction equipment rental operation located in the southwestern United States.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes the following accounting policies, which are described in Note 2 of Notes to Consolidated Financial Statements, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventories. All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for new equipment, trucks and parts inventory. The specific identification method is used to determine cost for used equipment and trucks.

Revenue recognition. Revenue on equipment, truck and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided. In addition to outright sales of new and used equipment, certain rentals include rent-to-purchase option agreements. Under such agreements, customers are given a period of several months to exercise the option to purchase the rented equipment and may be allowed to apply a portion of the rental payments to the purchase price. This rent-to-purchase equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Revenue is not recognized until the option is exercised.

Other Assets. Other assets consist primarily of goodwill related to acquisitions and other intangible assets. As stated in Note 2, SFAS No. 142, provides that goodwill and other intangible assets that have indefinite useful lives will not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other nonamortized intangible assets for impairment. SFAS No. 142 requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. SFAS No. 142 requires, in lieu of amortization, an initial impairment review of goodwill in the Company's 2003 fiscal year and annual impairment test thereafter. The Company currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded. The impact of adopting SFAS No. 142, effective February 1, 2002, will result in the cessation of goodwill amortization which approximates $1.0 million annually. In addition, the Company is exposed to the possibility that changes in market conditions could result in significant impairment charges in the future, thus resulting in a potential increase in earnings volatility.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data:

	For Fiscal Years Ended January 31,		
	2002	2001	2000
Revenue Data (in millions):			
Total revenues	$ 549.9	$ 680.4	$ 689.0
Construction	53.6%	46.5%	48.9%
Agricultural	30.7%	25.1%	20.2%
Truck	15.3%	27.5%	25.9%
Rental	---	---	4.0%
Financial	0.4%	0.9%	1.0%
Construction revenues	$ 294.9	$ 316.6	$ 337.0
Equipment sales	68.1%	68.8%	70.8%
Parts and service	31.2%	30.1%	28.1%
Rental	0.7%	1.1%	1.1%
Agricultural revenues	$ 168.4	$ 170.9	$ 139.2
Equipment sales	69.2%	71.0%	66.3%
Parts and service	28.2%	26.0%	30.3%
Rental	2.6%	3.0%	3.4%
Truck revenues	$ 84.3	$ 187.1	$ 178.8
Truck sales	72.1%	77.9%	80.1%
Parts and service	27.9%	22.1%	19.9%
Rental revenues	$ ---	$ ---	$ 27.3
Equipment sales	---	---	10.0%
Parts and service	---	---	3.6%
Rental	---	---	86.4%
Statement of Operations Data (as a percentage of revenues):			
Revenues			
Equipment and truck sales	68.8%	71.2%	69.2%
Parts and service	29.6	26.6	25.1
Rental	1.2	1.3	4.7
Financial services	0.4	0.9	1.0
Total revenues	100.0%	100.0%	100.0%
Gross profit	17.0%	14.5%	17.7%
Selling, general and administrative expenses	16.6	15.7	14.1
Loss on sale, restructuring charges and asset impairment	---	1.6	---
Operating income (loss)	0.4	(2.8)	3.6
Gain on sale of RDO Rental Co.	---	---	0.1
Interest expense, net	1.1	1.8	2.0
Provision for (benefit from) taxes	(0.3)	(1.9)	0.8
Net income (loss)	(0.4)%	(2.7)%	0.9%

Fiscal Year Ended January 31, 2002 Compared to Fiscal Year Ended January 31, 2001

Revenues

Total revenues of $549.9 million during fiscal 2002 were $130.5 million, or 19.2%, lower than revenues of the previous year. Construction revenues, which represent the largest segment of the Company, were $294.9 million during the year. A general slowdown in equipment purchasing by construction contractors, especially in the Company's southern regions, resulted in a $21.7 million, or 6.9%, decrease in revenue in the segment compared to the prior year. Agricultural revenues of $168.4 million in fiscal 2002 were $2.5 million, or 1.5%, lower than in fiscal 2001. The challenging but relatively stable economic conditions in the farm economy caused the slight revenue decrease. Truck revenues of $84.3 million were down $102.8 million, or 54.9%, compared to last year. The sale of the Roseville, Minnesota truck dealership in January 2001 and the Texas truck dealerships in May 2001 accounted for $82.4 million of the decrease. The remaining decline is attributable to the depressed market demand for trucks. Financial services revenues decreased approximately $3.5 million from fiscal 2001 to fiscal 2002. Lower loan and lease originations due to lower construction and truck revenues contributed to the decrease, as well as competition from low rate financing programs offered by manufacturers.

Equipment and truck sales were $378.2 million in fiscal 2002, a decrease of $106.5 million, or 22.0%, from fiscal 2001. The sale of truck dealerships caused $65.0 million of the change and depressed demand for trucks resulted in an additional $19.9 million in sales reductions. Construction equipment sales decreased $16.9 million, or 7.8% to $200.8 million and agricultural equipment sales decreased $4.7 million, or 3.9%, to $116.6 million due to the reasons stated previously.

Parts and service revenues were $163.0 million in fiscal 2002, representing a decrease of $18.2 million, or 10.0%, from the prior year. Parts and service revenues from truck operations decreased approximately $17.9 million, or 43.2%, to $23.5 million. The decrease in truck parts and service revenues was primarily due to the truck dealership sales. Construction parts and service revenues decreased approximately $3.3 million, or 3.5%, to $92.0 million. Agricultural parts and service revenues increased approximately $3.0 million, or 6.7%, as sales increased from $44.5 million to $47.5 million.

Rental revenues were approximately $6.4 million in fiscal 2002 compared to $8.7 million in fiscal 2001, a decrease of $2.3 million, or 26.4%. The decline in rental revenues reflects the Company's decision to reduce its dedicated rental fleet and focus on rental activity which has a high probability of converting into a sale. Rental revenue from equipment not in a dedicated rental fleet is classified as equipment sales. Construction operations had approximately a 41.7% decrease with rental revenues of $2.1 million, while agricultural operations had approximately a 15.7% decrease with rental revenues of $4.3 million.

Financial services revenues of approximately $2.3 million were generated in fiscal 2002 compared to $5.8 million in fiscal 2001, a decrease of 60.3%. Financial services revenues are comprised primarily of earnings from interest rate additions on retail installment contracts, and finance charges from revolving credit accounts available to a portion of the Company's customers. The decrease is a direct result of the truck dealership sales and manufacturer sponsored low rate financing programs.

Gross Profit

Gross profit for fiscal 2002 was approximately $93.2 million, or 17.0% of total revenues, compared to $98.8 million, or 14.5% of total revenues in fiscal 2001, a decrease of $5.6 million, or 5.7%. The

Company has experienced an increase in gross profit as a percentage of total revenues due to increased parts and service revenues as a percentage of the Company's total revenues. The Company's gross margins are significantly higher from its parts and service revenues than from equipment and truck sales. The Company's divestiture of significant truck dealerships also contributed to the increase in gross profit as a percentage of revenues. Revenues from construction and agricultural operations provide the Company with higher gross margins than do truck operations.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses decreased $15.6 million, from $106.9 million for fiscal 2001 to $91.3 million for fiscal 2002. Total SG&A expenses as a percentage of total revenues for fiscal 2002 and 2001 were 16.6% and 15.7%, respectively. SG&A expenses are affected by the contribution of revenues by business segment and by the mix of revenues within each business segment. As a percentage of revenues, SG&A expenses are generally higher for construction and financial services operations than for agricultural and truck operations, and lower for equipment and truck sales than for parts and service and rental revenues. A primary contributing factor to the decrease in SG&A expenses was the truck dealership sales. The Company's efforts to streamline the management structure have and will continue to cause a reduction in the SG&A expenses. However, the Company is currently experiencing revenue reductions that are out-pacing SG&A expense reduction efforts, thus SG&A expenses as a percentage of revenues have increased slightly.

Interest Expense

Interest expense decreased approximately $6.0 million, or 47.6%, from $12.6 million for fiscal 2001 to $6.6 million for fiscal 2002. Interest expense as a percentage of total revenues decreased from 1.9% for fiscal 2001 to 1.2% for fiscal 2002. Lower levels of interest-bearing floor plan payables and reductions in interest rates as well as the truck dealership sales were the contributing factors to the decrease in interest expense.

Interest Income

Interest income increased approximately $100,000, or 16.7%, from fiscal 2001 to fiscal 2002. Interest income is primarily comprised of finance charges from trade receivables excluding those related to the financial services revolving credit accounts that are included in financial services revenues.

Income Taxes

The estimated benefit from income taxes as a percentage of pretax loss was 40.0% and 40.7% for fiscal 2002 and 2001, respectively.

Net Loss

The Company reported a net loss of $2.4 million, or $0.18 per share for fiscal 2002 compared to a net loss of $18.6 million, or $1.41 per share for fiscal 2001.

Fiscal Year Ended January 31, 2001 Compared to Fiscal Year Ended January 31, 2000

Revenues

Total Revenues of $680.4 million for fiscal 2001 were $8.6 million, or 1.3%, lower than the revenues for fiscal 2000. Construction, truck, agricultural and financial services operations represented $316.6 million, $187.1 million, $170.9 million and $5.8 million of revenues, respectively. Truck and agricultural operations had revenue increases of $8.3 million, or 4.6%, and $31.7 million, or 22.8%, respectively. Agricultural revenues increased in all areas primarily attributable to the Company's gains in market share and a stabilizing agricultural economy, particularly in the Midwest. Construction revenues decreased $20.4 million, or 6.1%, due to continuing competitive pressures and overall declining unit market potential; these factors were offset to some extent by the Company's gains in market share. Financial services revenues decreased approximately $900,000 primarily attributable to lower loan and lease originations due to lower construction revenues, along with increased interest rates and a tightening credit environment. Total revenues decreased $27.3 million as a result of the sale of the Company's construction equipment rental operations.

Equipment and truck sales were $484.7 million in fiscal 2001, an increase of $7.9 million, or 1.7%, over fiscal 2000. Truck sales contributed $2.4 million to the total sales increase, with truck sales increasing 1.7% to $145.7 million. Agricultural equipment sales increased $29.0 million, or 31.4%, to $121.3 million. Construction equipment sales decreased $20.8 million, or 8.7% to $217.7 million due to previously stated reasons. The construction equipment rental operations had equipment sales of $2.7 million in fiscal 2000.

Parts and service revenues were $181.2 million in fiscal 2001, an increase of $7.9 million, or 4.6%, from the prior fiscal year. Truck operations contributed $5.9 million of the increase as sales grew 16.6% to $41.4 million. Construction operations contributed $600,000 of the increase as sales grew 0.6% to $95.3 million. Parts and service revenues from agricultural operations increased approximately $2.3 million, or 5.5%, to $44.5 million. The construction equipment rental operations had parts and service revenues of approximately $900,000 in fiscal 2000.

Rental revenues were approximately $8.7 million in fiscal 2001 compared to $32.2 million in fiscal 2000, a decrease of $23.5 million, or 73.0%, primarily attributable to the sale of the Company's construction equipment rental operations.

Financial services revenues of $5.8 million were generated in fiscal 2001, a decrease of $900,000, or 13.4%, compared to fiscal 2000. Financial services revenues are comprised primarily of earnings from interest rate additions on retail installment contracts, and finance charges from revolving credit accounts available to a portion of the Company's customers.

Gross Profit

Gross profit for fiscal 2001 was approximately $98.8 million, or 14.5% of total revenues, compared to $122.1 million, or 17.7% of total revenues in fiscal 2000, a decrease of $23.3 million, or 19.1%. Gross profit is affected by the contribution of revenues by business segment, by the mix of revenues within each business segment and by competition. Revenues from construction, rental and financial services operations generally provide the Company with higher gross margins than do agricultural and truck operations. The Company's highest gross margins are generally derived from its parts and service, rental and financial services revenues. During fiscal 2001, construction margins declined due to competitive pressures as the

Company, along with competitors, attempted to capture a share of a declining market potential. Truck margins also declined during fiscal 2001, related to competitive pressures due to high used truck inventory levels throughout the industry and declining demand primarily attributable to higher fuel prices, driver shortages and higher interest rates. Both construction and truck margins were affected by wholesale sales to reduce inventory levels to correlate to the current market environments. Financial services experienced margin declines due to higher interest rates and a tightening credit environment. The sale of the construction equipment rental operations was another contributing factor to the decrease in gross profit from fiscal 2000 to 2001.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased $9.5 million, from $97.4 million for fiscal 2000 to $106.9 million for fiscal 2001. Total SG&A expenses as a percentage of total revenues for fiscal 2001 and 2000 were 15.7% and 14.1%, respectively. SG&A expenses are affected by the contribution of revenues by business segment and by the mix of revenues within each business segment. As a percentage of revenues, SG&A expenses are generally higher for construction and financial services operations than for agricultural, truck and rental operations and lower for equipment and truck sales than for parts and service and rental revenues. The increase in SG&A was primarily attributable to operating the Riverside, California truck location for a full year, increased legal fees and higher than normal levels of SG&A expenses related to the consolidation and integration of the Company's acquired truck dealerships. SG&A as percentage of total revenues was higher in fiscal 2001 due to SG&A levels in construction and truck operations not adjusting as rapidly as revenues declined.

Interest Expense

Interest expense decreased approximately $1.9 million, or 13.1%, from $14.5 million for fiscal 2000 to $12.6 million for fiscal 2001. Interest expense as a percentage of total revenues decreased from 2.1% for fiscal 2000 to 1.9% for fiscal 2001. Interest expense as a percentage of total revenues decreased, despite higher interest rates, primarily due to a decrease in the level of interest-bearing floor plan payables along with a lower level of long-term debt. This debt reduction resulted primarily from the sale of the Company's construction equipment rental operations.

Interest Income

Interest income decreased approximately $200,000, or 25.0%, from fiscal 2000 to fiscal 2001. Interest income is primarily comprised of finance charges from trade receivables excluding those related to the financial services revolving credit accounts that are included in financial services revenues.

Income Taxes

The estimated provision for (benefit from) income taxes as a percentage of pretax income (loss) was (40.7%) and 44.8% for fiscal 2001 and 2000, respectively. The higher effective tax rate for fiscal 2000 was related to the Company's sale of its 80% owned subsidiary, RDO Rental Co.

Net Income (Loss)

The Company reported a net loss of $(18.6) million, or $(1.41) per share for fiscal 2001 compared to net income of $6.5 million, or $0.50 per share for fiscal 2000.

Liquidity and Capital Resources

The Company requires cash primarily for financing its inventories of equipment, trucks and replacement parts, rental equipment, receivables and capital expenditures, including acquisitions and openings of additional retail locations. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit, Ag Capital, Deutsche Financial, Volvo Finance, GMAC, CitiCapital and commercial banks.

Deere and Deere Credit provide the primary source of financing for equipment inventories, particularly for equipment supplied by Deere. The Deere and Deere Credit floor plan financing provide extended terms and varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest might not be charged for a substantial part of the period for which inventories are financed. Often, purchase discounts are available in lieu of interest-free periods. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently four to twelve months for agricultural equipment and four months for construction equipment. The interest-free periods may be longer depending on special financing programs offered from time-to-time. Deere and Deere Credit also provide financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. During fiscal 2002, the Deere Credit financing program was expanded to provide funding for certain receivables. Collectively, the Deere Credit financing is a borrowing base facility. Volvo Finance, GMAC and CitiCapital provide truck floor plan financing with variable market rates of interest based on the prime rate.

On January 31, 2002, in addition to manufacturer provided floor plan financing, the Company had unused credit commitments related to floor plan financing and on- and off-balance sheet financing of rental equipment of $62.4 million. The Company had outstanding floor plan payables of approximately $102.1 million, of which $70.8 million was interest-bearing as of January 31, 2002. The collateral of equipment and truck inventories along with eligible receivables would support $15.1 million of additional borrowing at January 31, 2002. During fiscal 2002, 2001, and 2000 the average interest rate under interest-bearing floor plan financing was approximately 7.13%, 8.82% and 7.37%, respectively.

Currently, the Company has an unsecured bank line of credit totaling $1.9 million with a maturity date of July 1, 2002 and with a variable interest rate based on the prime rate (4.75% at January 31, 2002). The Company had approximately $925,000 of unused availability relating to this line of credit at January 31, 2002. The average interest rates on the Company's lines of credit during fiscal 2002, 2001 and 2000 were 7.04%, 9.03% and 7.92%, respectively.

The Company believes it has sufficient credit availability from its existing credit facilities and manufacturers to finance its current and future operations. Various credit facilities are reviewed and renewed annually. As the credit facilities approach maturity, the Company believes it will be able to renew or extend these facilities, or replace these facilities with other facilities. The Company believes cash from operations, available cash and borrowing capacity will be sufficient to fund its planned internal capital expenditures and other cash needs for fiscal 2003.

The Company's financing agreements contain various covenants which, among other matters, require the Company to maintain minimum financial ratios, as defined, and a minimum level of tangible equity. The Company was in compliance with or obtained waiver letters for all covenants as of January 31, 2002.

Operating activities, including changes in inventories and related floor plan payables, provided net cash of $5.8 million, $10.6 million and $20.2 million for fiscal 2002, 2001 and 2000, respectively. Reduced levels of trade receivables and inventories, partially offset by reduced levels of floor plan payables, were the primary contributing factors to cash provided by operating activities for fiscal 2002. The cash generated by operating activities for fiscal 2001 primarily resulted from depreciation and amortization and reduced inventory levels and trade receivables, partially offset by reduced levels of payables, including floor plan payables. The net cash provided by operating activities for fiscal 2001 was after the truck sale and restructure.

Cash provided by investing activities was $2.0 million for fiscal 2002, which was primarily related to proceeds from the sale of the Texas truck dealerships. Cash used for investing activities in fiscal 2001 and 2000 was $3.2 million and $4.9, respectively. The cash used in fiscal 2001 was primarily related to purchases of agricultural rental equipment, purchases of property and equipment, the purchase of the remaining 15% minority interest in Hall GMC, Inc. and Hall Truck Center Inc. and the purchase of approximately 3% of the minority interest in Salinas Equipment Distributors, Inc. The cash used in fiscal 2000 was primarily related to acquisitions and the purchase of property and equipment for the Company's operations.

Cash used for financing activities amounted to $14.6 million, $3.9 million and $11.1 million for fiscal 2002, 2001 and 2000, respectively. The primary contributing factors for the use of cash in fiscal 2002 were payments of long-term debt and the Company's operating lines. Cash used for financing activities in fiscal 2001 was primarily attributable to payment of long-term debt and net payments of bank lines and short-term notes payable. Cash used for financing activities in fiscal 2000 was primarily attributable to payment of long-term debt associated with the construction equipment rental company.

During the third quarter of fiscal 2002, the Company's Board of Directors approved a stock repurchase program that allows the Company to repurchase up to ten percent of the Company's outstanding Class A common stock from time to time in both the open market and in privately negotiated transactions. Under the program, the Company has repurchased 148,000 shares of Class A common stock at a total cost of $426,000, as of January 31, 2002. The Company also expects to continue to repurchase shares in the future as deemed appropriate.

Effects of Inflation

Inflation has not had a material impact upon operating results and the Company does not expect it to have such an impact in the future. To date, in those instances in which the Company has experienced cost increases, it has been able to increase selling prices to offset such increases. There can be no assurance, however, that the Company's business will not be affected by inflation or that it can continue to increase its selling prices to offset increased costs and remain competitive.

Cyclicality

Sales of equipment and trucks, particularly new units, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, equipment and truck retailers tend to experience similar periods of decline and recession as the general economy. The impact of an economic downturn on retailers is generally less than the impact on manufacturers due to the sale of parts and service by retailers to maintain used equipment and trucks. The Company believes that its businesses are influenced by worldwide and local economic conditions (see "Safe Harbor Statement") and that its geographic and business diversification will generally reduce the overall impact of economic cycles on the Company's operations.

Seasonality

The Company's agricultural operations, particularly in the Midwest, generally experience a higher volume of equipment sales in the second and third fiscal quarters due to the crop-growing season. Typically, farmers purchase equipment prior to planting or harvesting crops. Winter weather conditions in the Midwest limit equipment purchases during the Company's first and fourth fiscal quarters. This seasonal effect can be diminished during periods of significant and sustained weakness in the agricultural economy during which farmers generally purchase less equipment.

The Company's construction operations generally experience a higher volume of equipment sales in the second and third fiscal quarters due to favorable weather patterns, particularly in the Midwest. The general slowdown in construction activity at the end of the calendar year influences the fourth fiscal quarter. Further, winter weather conditions in parts of the Southwest and South Central also limit construction activity to some degree, typically resulting in lower sales and rentals of construction equipment.

If the Company acquires businesses in geographic areas other than where it currently has operations, or disposes of certain businesses, it may be affected more by the above mentioned or other seasonal and equipment buying trends.

Safe Harbor Statement

This statement is made under the Private Securities Litigation Reform Act of 1995. The future results of the Company, including results related to forward-looking statements in this Report, involve a number of risks and uncertainties. Important factors that will affect future results of the Company, including factors that could cause actual results to differ materially from those indicated by forward-looking statements, include, but may not be limited to, those set forth under the caption "Certain Important Factors" in Item 1 of this Form 10-K and in other filings with the Securities and Exchange Commission. These factors, which are subject to change, include: general economic conditions worldwide and locally; global acts of terrorism; interest rates; housing starts; fuel prices; the many interrelated factors that affect farmers' confidence, including farm cash income, farmer debt levels, credit availability, worldwide demand for agricultural products, world grain stocks, commodity prices, weather, animal and plant diseases, crop pests, harvest yields, real estate values and government farm programs; legislation, primarily legislation relating to agriculture, the environment, commerce, transportation and government spending on infrastructure; climatic phenomena such as flooding, droughts, La Nina and El Nino; pricing, product initiatives and other actions of competitors in the various industries in which the Company competes, including manufacturers and retailers; the levels of new and used inventories in these industries; the Company's relationships with its suppliers; production difficulties, including capacity and supply constraints experienced by the Company's suppliers; practices by the Company's suppliers; changes in governmental regulations; labor shortages; employee relations; currency exchange rates; availability, sufficiency and cost of insurance; financing arrangements relating to the Company's financial services operations, including credit availability and customer credit risks; dependence upon the Company's suppliers; termination rights and other provisions which the Company's suppliers have under dealer and other agreements; risks associated with growth, expansion and acquisitions; the positions of the Company's suppliers and other manufacturers with respect to publicly-traded dealers, dealer consolidation and specific acquisition opportunities; the Company's acquisition strategies and the integration and successful operation of acquired businesses; capital needs and capital market conditions; operating and financial systems to manage rapidly growing operations; dependence upon key personnel; accounting standards; technological difficulties, especially involving the Company's suppliers and other third parties which could cause the Company to be unable to process customer orders, deliver products or services, or perform other essential functions; and other risks and uncertainties. The Company's forward-looking statements are based upon assumptions relating to these factors. These assumptions are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources, which are often revised. The Company makes no commitment to revise forward-looking statements, or to disclose subsequent facts, events or circumstances that may bear upon forward-looking statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to market risk from changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices such as interest rates. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. A one percentage point increase in interest rates would result in a net increase to the unrealized fair market value of the Company's fixed rate debt by approximately $3,500. At January 31, 2002, the Company had variable rate floor plan payables, notes payable and long-term debt of $75.6 million and fixed rate notes payable and long-term debt of $147,000. Holding other variables constant, the pre-tax earnings and cash flow impact for the next year resulting from a one percentage point increase in interest rates would be approximately $756,000.

The Company's policy is not to enter into derivatives or other financial instruments for trading or speculative purposes.

Item 8A. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Consolidated Financial Statements

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED JANUARY 31,		
[in thousands, except per share amounts]	2002	2001	2000
REVENUES			
Equipment and truck sales	$ 378,182	$ 484,727	$ 476,773
Parts and service	163,032	181,173	173,336
Rental	6,442	8,706	32,178
Financial services	2,264	5,772	6,683
Total revenues	549,920	680,378	688,970
Cost of Revenues	456,697	581,583	566,877
Gross Profit	93,223	98,795	122,093
Selling, General and Administrative Expenses	91,321	106,918	97,431
Loss on Sale, Restructuring Charges and Asset Impairment (Note 3)	----	11,200	----
Operating income (loss)	1,902	(19,323)	24,662
Interest Expense	(6,649)	(12,578)	(14,536)
Interest Income	697	617	817
Gain on Sale of RDO Rental Co.	----	----	786
Income (loss) before income taxes and minority interest	(4,050)	(31,284)	11,729
Income Tax Provision (Benefit)	(1,620)	(12,733)	5,252
Income (loss) before minority interest	(2,430)	(18,551)	6,477
Minority Interest	----	11	(60)
Net Income (Loss)	$ (2,430)	$ (18,562)	$ 6,537
Basic and diluted net income (loss) per share	$ (0.18)	$ (1.41)	$ 0.50
Weighted average shares outstanding - basic	13,160	13,182	13,182
Weighted average shares outstanding - diluted	13,160	13,182	13,184

The accompanying notes are an integral part of these consolidated financial statements.

RDO EQUIPMENT CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

[in thousands]	AS OF JANUARY 31, 2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 852	$ 7,635
Accounts receivable (less allowance for doubtful accounts of $2,666 and $2,476)	26,726	41,612
Income tax receivable	4,550	8,143
Receivables from affiliates	38	114
Inventories	128,504	169,090
Prepaid expenses	1,417	1,499
Assets held for sale	8,862	22,987
Deferred income tax asset	5,310	7,000
Total current assets	176,259	258,080
Property and Equipment, net	13,192	18,716
Other Assets:		
Goodwill and other, net of accumulated amortization of $4,725 and $3,686	25,126	25,619
Deferred income tax asset	504	2,400
Deposits	1,513	1,173
Total assets	$ 216,594	$ 305,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Floor plan/borrowing base payables	$ 97,416	$ 149,191
Notes payable	975	10,923
Current maturities of long-term debt	2,612	2,876
Accounts payable	2,042	4,764
Accrued liabilities	12,656	18,233
Liabilities associated with assets held for sale	6,356	17,615
Customer advance deposits	5,298	3,905
Dividends payable (Note 10)	---	731
Total current liabilities	127,355	208,238
Long-Term Debt, net of current maturities	1,382	6,618
Total liabilities	128,737	214,856
Commitments and Contingencies (Notes 8 and 11)		
Minority Interest	---	419
Stockholders' Equity (Note 10):		
Preferred stock	---	---
Common stocks-		
Class A	57	57
Class B	75	75
Additional paid-in-capital	84,471	84,471
Retained earnings	3,680	6,110
Treasury stock, at cost	(426)	---
Total stockholders' equity	87,857	90,713
Total liabilities and stockholders' equity	$ 216,594	$ 305,988

The accompanying notes are an integral part of these consolidated financial statements.

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JANUARY 31, 2002, 2001 AND 2000

[in thousands, except share amounts]	Common Stock Class A Shares Issued	Common Stock Class B Shares Issued	Total Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total
BALANCE, JANUARY 31, 1999	5,731,008	7,450,492	$ 132	$ 84,471	$ 18,135	----	$ ----	$ 102,738
Net income	----	----	----	----	6,537	----	----	6,537
BALANCE, JANUARY 31, 2000	5,731,008	7,450,492	132	84,471	24,672	----	----	109,275
Net loss	----	----	----	----	(18,562)	----	----	(18,562)
BALANCE, JANUARY 31, 2001	5,731,008	7,450,492	132	84,471	6,110	----	----	90,713
Purchase of Class A common stock	----	----	----	----	----	148,000	(426)	(426)
Net loss	----	----	----	----	(2,430)	----	----	(2,430)
BALANCE, JANUARY 31, 2002	5,731,008	7,450,492	$ 132	$ 84,471	$ 3,680	148,000	$ (426)	$ 87,857

The accompanying notes are an integral part of these consolidated financial statements.

RDO EQUIPMENT CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED JANUARY 31,		
[in thousands]	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ (2,430)	$ (18,562)	$ 6,537
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,003	7,465	12,950
Deferred taxes	3,586	(5,950)	(2,980)
Minority interest	----	11	(60)
Gain on sale of RDO Rental Co.	----	----	(786)
Loss on sale, restructuring charges and asset impairment	----	11,200	----
Change in operating assets and liabilities:			
Accounts receivable	20,685	5,790	(972)
Inventories	45,247	20,756	8,098
Prepaid expenses	122	(984)	524
Deposits	(333)	(236)	57
Floor plan/borrowing base payables	(58,414)	(6,301)	(11,987)
Accounts payable and accrued liabilities	(8,785)	(5,002)	8,093
Customer advance deposits	92	2,382	702
Net cash provided by operating activities	5,773	10,569	20,176
INVESTING ACTIVITIES			
Net sales (purchases) of rental equipment	654	(2,118)	(485)
Net purchases of property and equipment	(888)	(2,357)	(3,409)
Net assets of acquisitions	(822)	(1,495)	(4,404)
Proceeds on sale of dealership	3,248	2,687	----
Retained investment and service fee on securitized receivables	----	----	3,813
Other, net	(143)	42	(389)
Net cash provided by (used for) investing activities	2,049	(3,241)	(4,874)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	----	89	7,322
Payments on long-term debt	(3,500)	(2,582)	(15,403)
Purchase of common stock	(426)	----	----
Payment of dividends	(731)	----	----
Net payments of bank lines and short-term notes payable	(9,948)	(1,407)	(3,065)
Net cash used for financing activities	(14,605)	(3,900)	(11,146)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,783)	3,428	4,156
CASH AND CASH EQUIVALENTS, beginning of year	7,635	4,207	51
CASH AND CASH EQUIVALENTS, end of year	$ 852	$ 7,635	$ 4,207

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nature of Business:

Principles of Consolidation

The consolidated financial statements include the results of RDO Equipment Co., a C corporation ("RDO") and its wholly-owned subsidiaries, RDO Construction Equipment Co., RDO Agriculture Equipment Co., RDO Truck Center Co., RDO Financial Services Co., RDO Material Handling Co., Hall GMC, Inc., Hall Truck Center, Inc., Salinas Equipment Distributors, Inc. ("SED"), and its majority-owned subsidiary RDO Rental Co. (80%). In January 2000, RDO sold all of its shares of RDO Rental Co.

Business

As a specialty retailer, the Company distributes, sells, services, rents and finances equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, as well as to public service entities, government agencies and utilities. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of these industries. The Company's stores are located in Arizona, California, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Texas and Washington.

The Company's major suppliers of new equipment, trucks and parts for sale are Deere and Volvo. The percentage of the Company's revenues generated from these major suppliers' products are as follows:

	2002	2001	2000
Deere & Company	45%	36%	35%
Volvo AB	4%	9%	10%

No other suppliers' products accounted for more than 10% of the Company's total revenues.

As discussed in Note 12, the Company has significant transactions with related parties, primarily related to financing arrangements.

Deere Dealership Agreements

The Company has agreements with Deere, which authorize the Company to act as an authorized dealer of Deere construction and agricultural equipment. The dealer agreements continue until terminated by Deere or the Company in accordance with the specified provisions.

The Company is required to meet certain performance criteria and equity ratios, maintain suitable facilities, actively promote the sale of Deere equipment, fulfill warranty obligations and maintain stores only in the authorized locations. Ronald D. Offutt, the Company's Chairman and CEO, is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of the death of Ronald D. Offutt and a subsequent change in control, as defined. The Company was in compliance with the terms of the Deere agreements at January 31, 2002.

Deere is obligated to make floor plan and other financing programs available to the Company that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

2. Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as valuation of used equipment and truck inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, guarantees, inventory, self-insurance reserves, restructuring charges and asset impairment charges. As additional information becomes available or as actual amounts are determinable, the recorded estimates are revised.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments in financial institutions in excess of federally insured limits and accounts receivable. Temporary cash investments are held with financial institutions, which the Company believes subject it to minimal risk. The Company monitors its customers' financial condition to minimize its risks associated with accounts receivable, but does not require collateral on all receivables from its customers.

Inventories

All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for new equipment, trucks and parts inventory. The specific identification method is used to determine cost for used equipment and trucks.

Inventories consisted of the following as of January 31:

(in thousands)	2002	2001
New equipment and trucks	$ 80,013	$ 112,190
Used equipment and trucks	27,070	33,090
Parts and other	21,421	23,810
Total	$ 128,504	$ 169,090

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Improvements which extend the useful life of the related item are capitalized and depreciated. Depreciation is provided for over the estimated useful lives of the individual assets using accelerated and straight-line methods. Depreciation expense was $5.0 million, $6.0 million and $11.5 million for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

The Company follows the guidelines of Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" in determining whether an impairment of property and equipment or other long-lived assets has occurred. Specifically, the Company's policy is to evaluate, at each balance sheet date, whether events and circumstances have taken place to indicate the remaining book value of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset is compared to the asset's carrying value to determine if a write-down to recoverable value is necessary.

Property and equipment consisted of the following as of January 31:

(in thousands)	2002	2001	Lives
Land	$ 479	$ 481	---
Buildings and improvements	6,987	6,828	5-31.5
Equipment, furniture and fixtures	20,640	20,382	3-7
Rental equipment	2,903	8,603	3-7
Construction in progress	126	203	---
Total	31,135	36,497	
Accumulated depreciation	(17,943)	(17,781)	
Property and equipment, net	$ 13,192	$ 18,716	

Income Taxes

Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to reverse.

Revenue Recognition

Revenue on equipment, truck and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided. In addition to outright sales of new and used equipment, certain rentals include rent-to-purchase option agreements. Under such agreements, customers are given a period of several months to exercise the option to purchase the rented equipment and may be allowed to apply a portion of the rental payments to the purchase price. This rent-to-purchase equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Revenue is not recognized until the option is exercised.

Receivables

During fiscal 2000, certain loan and lease receivables were securitized wherein they were sold to a special-purpose corporation which is a related party. The Company retained a minimum investment in sold receivables, limited to 10%. Upon sale, a gain was recognized on the receivables for the difference between carrying values and the sales proceeds based on estimates of future expected cash flows including adjustments for prepayments and credit losses. The Company serviced the underlying receivables on behalf of the special-purpose corporation in return for a fee. The Company sold approximately $29.4 million of loan and lease receivables during fiscal 2000. Approximately $1.6 million of gains on sales and servicing fee income were recognized as financial service revenues in the accompanying statement of operations during fiscal 2000. In December 1999, the Company replaced its securitization financing structure in favor of new financing arrangements and incurred a one-time loss of $399,000 reflected as a reduction of financial service revenues.

Sale of Receivables with Limited Recourse

During fiscal 2002, the Company entered into an agreement to sell certain trade receivable accounts to a third party (the transferee). The Company transferred approximately $3.5 million of receivables under this agreement as of January 31, 2002. These transfers were recorded as sales with limited recourse by removing the receivables from the Company's balance sheet and recording the cash received and the related discount on the sale. These transactions did not have a material effect on the Company's fiscal 2002 results of operations.

Fair Value of Financial Instruments

Unless otherwise disclosed, the carrying amounts of financial instruments, including cash and cash equivalents, receivables, accounts payable, floor plan payables, and notes payable approximate fair value because of relatively short terms or variable rates on these instruments.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The application of the new accounting standard did not have an impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001. This Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as resulting from a change in accounting principle. The Company currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded. The impact of adopting the Statement, effective February 1, 2002, will result in the cessation of goodwill amortization which approximates $1.0 million annually. In addition, the Company is exposed to the possibility that changes in market conditions could result in significant impairment charges in the future, thus resulting in a potential increase in earnings volatility.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes accounting standards for the impairment and disposal of long-lived assets and criteria for determining when a long-lived asset is held for sale. The statement removes the requirement to allocate goodwill to long-lived assets to be tested for impairment, requires that the depreciable life of a long-lived asset to be abandoned be revised in accordance with APB Opinion No. 20, "Accounting Changes," provides that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 will be effective for the Company's financial statements beginning February 1, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

3. Loss on Sale, Restructuring Charges and Asset Impairment:

During the fourth quarter of fiscal 2001, the Company approved a comprehensive plan to restructure management and to divest itself of the majority of its heavy-duty truck business. The Company recognized charges to operations of $11.2 million in the fourth quarter of fiscal 2001.

The charges included a loss of $3.0 million related to the sale of its Roseville, Minnesota, truck business during the fourth quarter of fiscal 2001; estimated losses on the anticipated sale of the Riverside, California, and Dallas and Fort Worth, Texas truck businesses in fiscal 2002; severance related to employee terminations; and asset impairments. The Company accrued approximately $800,000 of severance costs relating to the elimination of approximately 11 salaried management positions. The asset impairments consisted of long-lived assets, including fixed assets, leasehold improvements and associated lease obligations, and goodwill relating to the Company's truck division. Impairment was measured based on estimated proceeds from the expected sales of the Company's truck businesses. The assets associated with the truck business planned for sale were classified as assets held for sale on the balance sheet totaling approximately $8.9 million and $23.0 million as of the end of fiscal 2002 and 2001, respectively. These assets are no longer being depreciated as they are no longer being used in continuing operations. Liabilities associated with assets held for sale totaled approximately $6.4 million and $17.6 million as of the end of fiscal 2002 and 2001, respectively, and were primarily comprised of truck floor plan financing, trade payables and other current liabilities. Operating losses from the truck dealership sold and the truck businesses planned for sale totaled approximately $230,000 and $13.3 million during fiscal 2002 and 2001, respectively, and are included in the Company's truck segment (Note 14).

During fiscal 2002, the Company continued the execution of the above-described restructuring plan established during the fourth quarter of fiscal 2001 to restructure management and to divest itself of the majority of its heavy-duty truck division. During fiscal 2002, the Company eliminated the remaining ten management positions of the eleven identified in the plan. Severance costs paid during fiscal 2002 totaled approximately $500,000 resulting in a remaining severance accrual of approximately $200,000. Costs incurred related to lease and other obligations totaled approximately $200,000 leaving an accrual of approximately $100,000 as of January 31, 2002.

The Company also completed the sale of the Dallas and Fort Worth, Texas truck businesses during the second quarter of fiscal 2002. The financial effects of the sale of the Dallas and Fort Worth, truck business were in line with loss estimates made during the fourth quarter of fiscal 2001. The Company actively pursued the sale of its Riverside, California, truck business in fiscal 2002, and the business is still considered held for sale.

4. Business Combinations:

The Company's acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the dates of acquisition. The excess purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill which was amortized over 30 years, through January 31, 2002.

During the first quarter of fiscal 2002, the Company purchased the remaining 8% minority interest in Salinas Equipment Distributors, Inc. Approximately 3% of the minority interest was purchased during the fourth quarter of fiscal 2001. The net purchase price totaled approximately $800,000 and $300,000, respectively. During the first quarter of fiscal 2001, the Company purchased the remaining 15% minority interest in Hall GMC, Inc. and Hall Truck Center, Inc. for a total purchase price of approximately $1.2 million. Pro forma operating results for the period prior to these acquisitions were not significant.

5. Floor Plan/Borrowing Base Payables:

Floor plan/borrowing base payables are financing arrangements for inventory and receivables. The terms of floor plan arrangements may include a one- to twelve-month interest-free term followed by a term during which interest is charged. The interest-free periods may be longer depending on special financing programs that may be offered from time to time, and occasionally, additional discounts are available in lieu of interest-free periods. Payoff of the floor plan payables generally occurs at the earlier of sale of the inventory or in accordance with the terms of the financing arrangements. All amounts owed to Deere & Company are guaranteed by Ronald D. Offutt and are collateralized by inventory.

Floor plan/borrowing base payables consisted of the following as of January 31:

(in thousands)	2002	2001
Noninterest-bearing:		
Deere & Company	$ 31,259	$ 36,167
Deere Credit Services, Inc.	---	1,515
	31,259	37,682
Interest-bearing:		
Deere Credit Services, Inc., revolving borrowing base facility, interest at 5.00% at January 31, 2002, based on prime	40,000	73,900
Deere Credit Services, Inc., inventory notes, due as inventory is sold, interest at various rates, 4.75% to 8.5% at January 31, 2002	452	283
Deere & Company, due as inventory is sold, 4.75% to 5.75% at January 31, 2002, based on prime	12,124	8,205
Ag Capital Company (affiliate), 6.63% at January 31, 2002, based on LIBOR	10,000	24,000
Volvo Commercial Finance LLC The Americas, 4.79% at January 31, 2002, based on LIBOR (included in liabilities associated with assets held for sale)	4,657	13,611
General Motors Acceptance Corporation, 4.25% at January 31, 2002, based on prime	2,824	4,068
CitiCapital Commercial Corporation, 4.75% at January 31, 2002, based on prime	657	291
Other	100	762
Amount included in liabilities associated with assets held for sale	(4,657)	(13,611)
	66,157	111,509
Total	$ 97,416	$149,191

On January 31, 2002, the Deere Credit Services, Inc. revolving borrowing base facility commitment was $105.0 million. The above noted $40.0 million outstanding on the facility and off-balance sheet leases of $6.1 million consume the commitment leaving $58.9 million unused. The collateral of equipment inventories along with eligible receivables would support $15.1 million of additional borrowings at January 31, 2002. The current facility, which is reviewed and renewed annually, expires on October 31, 2002. The Company believes it will be able to renew or extend this facility or replace it with other facilities which will provide the necessary liquidity.

In addition to manufacturer floor plan financing, the Company had an additional $3.5 million of unused credit commitments form various other sources as of January 31, 2002.

The Company has certain floor plan/borrowing base financing agreements containing various restrictive covenants, which, among other restrictions, require the Company to maintain minimum financial ratios, as defined, and a minimum level of tangible equity. The Company was in compliance with or obtained waiver letters for all floor plan covenants at January 31, 2002.

6. Notes Payable and Long-Term Debt:

Notes Payable

Notes payable consisted of the following as of January 31:

(in thousands)	2002	2001
Ag Capital Company (affiliate), operating lines	$ ---	$ 10,923
Bank operating lines	975	---
Total notes payable	$ 975	$ 10,923

As of January 31, 2002, the Company had one operating line of credit that provided maximum borrowings totaling $1.9 million. This operating line has a maturity date of July 1, 2002 with a variable interest rate based on prime (4.75% at January 31, 2002). During fiscal years 2002 and 2001, the Company had two operating lines of credit. As of January 31, 2001, these operating lines provided maximum borrowings totaling $20.0 million with varying maturities and variable interest rates based on LIBOR and prime. The highest balances outstanding under these lines were $15.1 million and $17.7 million for fiscal years ended January 31, 2002 and 2001, respectively. The weighted average interest rates on these lines during such periods were 7.04% and 9.03%, respectively.

Long-term Debt

Long-term debt consisted of the following as of January 31:

(in thousands)	2002	2001
Ag Capital Company (affiliate), due in various amounts through February 2006, interest (variable 6.33% to 6.77%), collateralized by stock of a subsidiary and certain fixed assets of the Company	$ 3,203	$ 6,323
Volvo Trucks North America, Inc., due September 2004, 4.75% at January 31, 2002, based on prime, unsecured	640	2,640
Volvo Trucks North America, Inc.	---	114
Other	151	417
Total	3,994	9,494
Less current maturities of long-term debt	(2,612)	(2,876)
Total long-term debt, net of current maturities	$ 1,382	$ 6,618

Future long-term debt maturities as of January 31, 2002 are as follows:

(in thousands)	
2003	$ 2,612
2004	107
2005	1,256
2006	19
2007	---
Thereafter	---
Total	$ 3,994

The Company has notes payable and long-term debt agreements containing various restrictive covenants, which, among other matters, require the Company to maintain minimum financial ratios, as defined, and a minimum level of tangible equity. The Company was in compliance with all notes payable and long-term debt covenants at January 31, 2002.

7. Earnings Per Share:

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options had been issued. The following table reconciles the number of shares utilized in the net income (loss) per common share calculations:

(in thousands, except for per share data)	2002	2001	2000
Net income (loss) available to common shareholders	$ (2,430)	$ (18,562)	$ 6,537
Weighted average number of common shares outstanding – basic	13,160	13,182	13,182
Dilutive effect of option plan	---	---	2
Common and potential common shares outstanding – diluted	13,160	13,182	13,184
Basic and diluted net income (loss) per share	$ (0.18)	$ (1.41)	$ 0.50

8. Employee Benefit Plans:

401(k) Employee Savings Plan

The Company's employees participate in a 401(k) employee savings plan, which covers substantially all employees. The Company matches a portion of employee contributions. Company contributions were $684,000, $750,000 and $643,000 for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

Employee Health Benefit Trust

The Company participates in a tax-exempt voluntary employee benefit trust sponsored by an affiliate, which provides health and dental benefits for full-time employees. In the event of a deficiency in the trust, additional monthly premiums could be assessed to the Company. The maximum liability to the Company is limited by stop-loss insurance to the lesser of $35,000 per employee or 120% of expected claims for the year.

Stock-Based Compensation Plan

The Company's 1996 Stock Incentive Plan (the Plan) provides incentives to key employees, directors, advisors and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), provides for an authorization of shares of Class A common stock for issuance thereunder limited to 10% of the total number of shares of common stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price, vesting schedule and expiration date of any stock options granted under the Plan. Options outstanding at January 31, 2002 vest immediately or according to an up to a five year schedule and expire five to ten years after the date of grant.

Information regarding the Plan as of January 31 is as follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	586,974	$ 9.88	829,250	$ 10.35	696,525	$ 11.74
Granted	228,849	3.23	121,834	5.33	220,000	5.95
Canceled	(88,724)	6.46	(364,110)	9.44	(87,275)	10.30
Exercised	----	----	----	----	----	----
Outstanding, end of year	727,099	$ 8.20	586,974	$ 9.88	829,250	$ 10.35
Exercisable, end of year	639,309	$ 7.87	359,094	$ 10.19	406,010	$ 9.68
Weighted average fair value of options granted		$ 1.22		$ 2.27		$ 2.81

Options outstanding at January 31, 2002 have exercise prices ranging from $3.00 to $15.50 and a weighted average remaining contractual life of 6.73 years.

The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized for options granted to employees. Had compensation cost for the Plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income (loss) and pro forma net income (loss) per common share would have been as follows at January 31:

(in thousands, except per share data)	2002	2001	2000
Net income (loss):			
As reported	$ (2,430)	$ (18,562)	$ 6,537
Pro forma	$ (2,844)	$ (19,083)	$ 5,680
Basic and diluted net income (loss) per share:			
As reported	$ (0.18)	$ (1.41)	$ 0.50
Pro forma	$ (0.22)	$ (1.45)	$ 0.43

In determining the pro forma compensation cost of the options granted during fiscal 2002, 2001 and 2000, as specified by SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

	2002	2001	2000
Risk free interest rate	4.42%	6.30%	6.24%
Expected life	3.00 years	3.28 years	4.60 years
Expected volatility	49.40%	55.70%	46.29%

9. Income Taxes:

The components of the income tax provision (benefit) are summarized as follows as of January 31:

(in thousands)	2002	2001	2000
Current:			
Federal	$ (5,206)	$ (6,783)	$ 7,080
State	---	---	1,152
Deferred income tax provision (benefit)	3,586	(5,950)	(2,980)
Income tax provision (benefit)	$ (1,620)	$ (12,733)	$ 5,252

The current year components of the benefit from income taxes includes a receivable of federal tax relating to the Internal Revenue Service allowing the Company to carry back the current year net operating loss to recapture taxes paid in previous years. The Company has recorded an income tax receivable of $4.6 million related to this recapture of taxes.

The primary difference between the federal statutory rate of 35% for the fiscal years ended January 31, 2002, 2001 and 2000, and the income tax provision (benefit) represents the impact of state income taxes, net of the federal benefit. In addition, the fiscal 2000 tax rate was affected by additional taxes relating to the structure of the sale of RDO Rental Co.

The net current deferred tax asset and the net long-term deferred tax asset (liability) consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at January 31:

(in thousands)	2002	2001
Accruals and other reserves	$ 2,310	$ 3,430
Inventory	2,140	2,530
Compensation accruals	860	1,040
Net current deferred tax asset	$ 5,310	$ 7,000
Property and equipment	(220)	(1,130)
Goodwill	(550)	1,360
Credits and net operating loss carryforwards	1,170	2,050
Other	104	120
Net long-term deferred tax asset (liability)	504	2,400
Total	$ 5,814	$ 9,400

10. Capital Stock and Dividends Payable:

Capital Stock

The authorized capital stock of the Company consists of 20,000,000 shares of Class A common stock, 7,500,000 shares of Class B common stock and 500,000 shares of preferred stock, each with a par value of $0.01 per share. The economic rights of each class of common stock are the same, but the voting rights differ. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to four votes per share. In addition, the shares of Class B common stock contain restrictions as to transferability and are convertible into shares of Class A common stock on a one-for-one basis.

Treasury Stock

During the third quarter of fiscal 2002, the Company's Board of Directors approved a stock repurchase program that will allow the Company to repurchase up to ten percent of the Company's outstanding Class A common stock from time to time in both the open market and in privately negotiated transactions. The Company's repurchases of shares of Class A common stock are recorded at cost and is presented as a separate reduction of stockholders' equity. The Company has begun the execution of the repurchase program and has repurchased 148,000 shares of the Class A common stock as of January 31, 2002. The Company also expects to continue to repurchase shares in the future as deemed appropriate.

Dividends Payable

Prior to the Company's initial public offering in January 1997, an S corporation distribution was made in connection with the termination of the Company's S corporation tax status. A portion of this distribution was retained by the Company for any potential tax liabilities related to the previously filed federal and state S corporation tax returns. During the second quarter of fiscal 2002, the balance of $731,000 was paid to individuals who were the Company's shareholders at the time the Company's S corporation status was terminated.

11. Commitments and Contingencies:

Operating Leases

The Company leases retail space, vehicles and rental equipment under various non-cancelable operating leases. The leases have varying terms and expire at various dates through 2012. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Lease expense was $9.7 million, $10.9 million and $13.7 million for fiscal 2002, 2001 and 2000, respectively.

Future minimum lease payments, by year, required under leases with initial or remaining terms of one year or more consist of the following:

(in thousands)	
2003	$ 9,330
2004	7,197
2005	5,067
2006	4,103
2007	3,776
Thereafter	12,975
Total	$ 42,448

Guarantees

Certain credit companies provide financing to the Company's customers. A portion of this financing is with recourse to the Company. The contingent liability relating to affiliate contracts is capped at 10% of the amount of the aggregate outstanding contracts. Certain construction contracts with Deere Credit are full recourse while agricultural contracts are limited to a cash deposit amounting to 3% of the aggregate outstanding contracts. The Company also factors certain accounts receivable to Deere Credit with recourse, which therefore may be charged back to the Company. The contingent liability relating to CitiCapital is limited to 5% of the originated loans for any given year. These customer notes are collateralized by the customer-owned equipment.

As of January 31, 2002, the contingent liability and off-setting deposits are as follows:

(in thousands)	Guaranteed Amounts	Finance Deposits Receivable
Deere Credit Services, Inc.	$ 4,583	$ 1,154
CitiCapital Commercial Corporation	10,517	---
ACL Company, LLC (affiliate)	131	---
Ag Capital Company (affiliate)	41	---
Other	351	---
Total	$ 15,623	$ 1,154

Minimum Repurchase Guarantees

The Company has entered into sales agreements with certain customers, which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment equals or exceeds the guaranteed repurchase prices. The Company accounts for significant transactions which have a guaranteed repurchase feature as leases.

The Company's existing repurchase agreements as of January 31, 2002 expire as follows:

(in thousands)	
2003	$ 2,561
2004	1,573
2005	1,814
2006	1,802
2007	464
Thereafter	---
Total	$ 8,214

Litigation

In the normal course of business, the Company is subject to various claims, legal actions, contract negotiations and disputes. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such claims will not have a material adverse effect on the results of operations and cash flows of the Company.

12. Related-Party Transactions:

The Company's significant related party transactions are with entities that are related as a result of mutual controlling ownership interest by Ronald D. Offutt, the Company's Chairman and CEO. A summary of these transactions is as follows:

a. Ag Capital and ACL Company, LLC provide financing to customers purchasing equipment, parts and repair service from the Company. The Company is contingently liable to these related parties on a portion of this customer financing as summarized in Note 11.

b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital to finance inventory, various receivables and fixed assets as summarized in Notes 5 and 6. Interest expense paid to related parties totaled $2.5 million, $3.2 million and $3.6 million in fiscal 2002, 2001 and 2000, respectively.

c. The Company had sales to related parties totaling $2.2 million, $2.7 million and $2.2 in fiscal 2002, 2001 and 2000, respectively. The Company also leases certain retail space and vehicles from related parties. Total lease expense under these arrangements totaled $3.6 million, $4.7 million and $6.2 million in fiscal 2002, 2001 and 2000, respectively.

d. The Company paid a distribution to Ronald D. Offutt of $711,000 relating to the Company's final S corporation distribution (See Note 10).

The Company believes the transactions with related parties listed above are on terms no less favorable to the Company than those obtainable in arm's-length transactions with unaffiliated third parties.

13. Supplemental Cash Flow Disclosures:

Supplemental cash flow disclosures for the Company as of January 31 are as follows:

(in thousands)	2002	2001	2000
Cash payments for interest	$ 6,383	$ 13,230	$ 13,744
Cash payments for income taxes	$ 159	$ 4,663	$ 2,444
Supplemental disclosures of non-cash investing and financing activities:			
Increase in assets related to acquisitions through issuance and assumption of debt	---	---	$ 20,843
Decrease in assets related to sale of RDO Rental Co. stock	---	---	$ 39,217
Increase in long-term debt related to refinancing of short-term debt	---	---	$ 5,000
Sale of rental assets for purchaser's assumption of debt	---	---	$ 2,526
Decrease in assets related to sale of dealership assets through issuance of a receivable and purchaser's assumption of debt	$ ---	$ 10,818	$ ---

14. Segment Information:

The Company's operations are currently classified into four business segments: construction, agricultural, truck and financial services and corporate. In past reporting, a fifth business segment, rental, was designated which included both construction equipment rental operations and agricultural equipment rental operations. At the end of fiscal 2000, the construction equipment rental operations were sold. To coincide with how management currently views the Company's operations, current and future segment reporting will include the agricultural equipment rental operations in the agricultural segment. For historical comparisons only, the construction equipment rental operations are included in the rental segment. Construction operations include the sale, service and rental of construction and material handling equipment to customers primarily in the construction, manufacturing, warehousing and utility industries and to units of government. Truck operations include the sale and service of heavy-duty and medium-duty trucks to customers primarily in the transportation and construction industries and to units of government. Agricultural operations include the sale, service and rental of agricultural equipment primarily to customers in the agricultural industry. The financial services operations primarily provide financing arrangements to customers of the Company's other business segments, and these operations are therefore combined with corporate activities.

Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, certain property and equipment, and deferred income taxes. Interest income and interest expense are included in revenues and cost of revenues, respectively, for the financial services segment.

The following table shows the Company's business segments and related financial information for fiscal 2002, 2001 and 2000:

(in thousands)	Construction	Agricultural	Truck	Rental	Financial Services and Corporate	Total
2002:						
Revenues from external customers	$ 294,863	$ 168,462	$ 84,331	$ ---	$ 2,264	$ 549,920
Interest income	76	546	75	---	---	697
Interest expense	4,390	1,309	950	---	---	6,649
Depreciation and amortization	2,286	2,452	355	---	910	6,003
Income (loss) before income taxes and minority interest	(6,422)	1,612	(49)	---	809	(4,050)
Identifiable assets	110,786	59,314	21,690	---	24,804	216,594
Capital expenditures, net	208	(323)	23	---	326	234
2001:						
Revenues from external customers	$ 316,577	$ 170,891	$ 187,138	$ ---	$ 5,772	$ 680,378
Interest income	2	562	53	---	---	617
Interest expense	6,506	2,059	4,013	---	---	12,578
Depreciation and amortization	2,530	2,697	1,205	---	1,033	7,465
Income (loss) before income taxes and minority interest	(9,575)	1,385	(24,486)	---	1,392	(31,284)
Identifiable assets	153,512	69,131	42,746	---	40,599	305,988
Capital expenditures, net	786	1,856	268	---	1,565	4,475
2000:						
Revenues from external customers	$ 336,964	$ 139,160	$ 178,774	(1) $ 27,389	(1) $ 6,683	$ 688,970
Interest income	53	570	167	27	---	817
Interest expense	6,594	3,152	2,416	2,374	---	14,536
Depreciation and amortization	2,509	3,235	909	5,079	1,218	12,950
Income (loss) before income taxes and minority interest	9,687	1,032	(223)	(1,185)	2,418	11,729
Identifiable assets	153,790	76,524	89,363	---	42,320	361,997
Capital expenditures, net	(383)	(341)	918	2,231	1,469	3,894

(1) The Company sold RDO Rental Co. January 31, 2000. The rental segment includes the operations for RDO Rental Co. for a full year and identifiable assets are net of the sale. The financial services and corporate segment includes the receivable and gain on the sale.

15. Unaudited Quarterly Financial Data:

(in thousands, except per share data)	First	Second	Third	Fourth	Total Year
Fiscal 2002:					
Total revenues	$ 154,683	$ 149,015	$ 135,544	$ 110,678	$ 549,920
Gross profit	25,363	25,302	24,349	18,209	93,223
Net income (loss)	(356)	478	3	(2,555)	(2,430)
Net income (loss) per share - basic and diluted	(0.03)	0.04	0.00	(0.19)	(0.18)
Fiscal 2001:					
Total revenues	$ 185,935	$ 183,452	$ 176,424	$ 134,567	$ 680,378
Gross profit	28,968	27,955	24,060	17,812	98,795
Net income (loss)	871	(1,297)	(4,171)	(13,965)	(18,562)
Net income (loss) per share - basic and diluted	0.07	(0.10)	(0.32)	(1.06)	(1.41)

See Note 3 for unusual and restructuring charges incurred during the fourth quarter of fiscal 2001.

Report of independent public accountants

To RDO Equipment Co.:

We have audited the accompanying consolidated balance sheets of RDO Equipment Co. (a Delaware corporation) and Subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDO Equipment Co. and Subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 8, 2002

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information regarding directors under the captions "Election of Directors--Information About Nominees" and "Election of Directors--Other Information about Nominees" in the Proxy Statement is incorporated herein by reference. Information regarding executive officers is presented in Part I of this Form 10-K as Item 4A.

The information under the caption "Beneficial Ownership of Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION.

The information under the captions "Election of Directors--Compensation of Directors", "Executive Compensation and Other Benefits", and "Comparative Performance Graph" in the Proxy Statement is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information under the captions "Principal Stockholders" and "Beneficial Ownership of Management" in the Proxy Statement is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information under the caption "Election of Directors - Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1) Financial Statements.

None.

(a)(2) Financial Statement Schedules.

Schedule II, Valuation and Qualifying Accounts for the Year Ended January 31, 2002, is included in this Form 10-K at page 59, including Report of Independent Public Accountants.

All other financial statement schedules are omitted because of the absence of the conditions under which they are required or because the information required is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits.

The exhibits to this Form 10-K are listed in the Exhibit Index on pages 60, 61, 62 and 63 below. Copies of these exhibits are available upon request to RDO Equipment Co., Stockholder Relations, P. O. Box 7160, Fargo, North Dakota 58106-7160 or to invest@rdoequipment.com.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2002

RDO EQUIPMENT CO.

By: /s/ Ronald D. Offutt
Ronald D. Offutt
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on April 29, 2002 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Ronald D. Offutt Ronald D. Offutt	Chairman of the Board, Chief Executive Officer, President and Director (principal executive officer)
/s/ Steven B. Dewald Steven B. Dewald	Chief Financial Officer (principal financial officer)
/s/ David M. Horner David M. Horner	Director of Accounting and Reporting (principal accounting officer)
/s/ Allan F. Knoll Allan F. Knoll	Secretary and Director
/s/ Paul T. Horn Paul T. Horn	Director
/s/ Bradford M. Freeman Bradford M. Freeman	Director
/s/ Ray A. Goldberg Ray A. Goldberg	Director
/s/ Norman M. Jones Norman M. Jones	Director
/s/ James D. Watkins James D. Watkins	Director
/s/ Edward T. Schafer Edward T. Schafer	Director

SCHEDULE II

Valuation and Qualifying Accounts
For the Years Ended January 31, 2002, 2001, and 2000

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
January 31, 2002:				
Accounts Receivable:				
Allowance for doubtful accounts	$2,475,860	$3,515,683	$3,325,986	$2,665,557
Accrued Liabilities:				
Restructuring reserve	$985,232	--	$749,577	$235,655
January 31, 2001:				
Accounts Receivable:				
Allowance for doubtful accounts	$1,873,695	$1,973,128	$1,370,963	$2,475,860
Accrued Liabilities:				
Restructuring reserve	--	$985,232	--	$985,232
January 31, 2000:				
Accounts Receivable:				
Allowance for doubtful accounts	$1,616,102	$1,123,099	$865,506	$1,873,695
Accrued Liabilities:				
Restructuring Reserve	$285,000	--	$285,000	--

Report of independent public accountants

To RDO Equipment Co.:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of RDO Equipment Co. and Subsidiaries included in this Form 10-K and have issued our report thereon dated March 8, 2002. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule of valuation and qualifying accounts appearing elsewhere in this Form 10-K is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 8, 2002

EXHIBIT INDEX FOR FISCAL YEAR ENDED JANUARY 31, 2002

Item No.	Item	Method of Filing
3.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
3.2	Bylaws	Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
4.1	Specimen Form of the Company's Class A Common Stock Certificate	Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
4.2	Specimen Form of the Company's Class B Common Stock Certificate	Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.1	Agreement between Ronald D. Offutt, RDO Equipment Co., John Deere Company and John Deere Construction Equipment Company	Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.2	Agreement between RDO Equipment Co., John Deere Company and John Deere Construction Equipment Company	Incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.3	Form of Deere Agricultural Dealer Agreement Package	Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.4	Dealer Agreement dated December 28, 2000 between John Deere Construction Equipment Company and RDO Construction Equipment Co.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated December 29, 2001. (File No. 1-12641)
10.5	Form of Deere Construction Equipment Dealer Agreement for Special Products	Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000. (File No. 1-12641)
10.6	Deere Agricultural Dealer Finance Agreement	Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.7	Deere Construction Dealer Finance Agreement	Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-13267).

Item No.	Item	Method of Filing
10.8	Indemnification Agreement between RDO Equipment Co. and Deere & Company	Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000. (File No. 1-12641)
10.9	Release and Covenant Not to Sue dated December 28, 2000 by RDO Equipment Co., RDO Construction Equipment Co., and Ronald D. Offutt and accepted by John Deere Construction Equipment Company	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated December 29, 2001. (File No. 1-12641)
10.10	Settlement Agreement and Mutual Release between and among Ronald D. Offutt, RDO Equipment Co., its affiliates and subsidiaries, John Deere Construction Equipment Company, its affiliates and subsidiaries and Nortrax, Inc., its affiliates and subsidiaries	Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2001. (File No. 1-12641)
10.11	Settlement Agreement and Mutual Release between and among RDO Equipment Co., its affiliates and subsidiaries, including RDO Agriculture Equipment Co. and Salinas Equipment Distributors, Inc. and John Deere Company – a Division of Deere & Company	Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2001. (File No. 1-12641)
10.12	Corporate Service Agreement between RDO Equipment Co. and R.D. Offutt Company, dated as of November 1, 1996	Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.13	RDO Equipment Co. 1996 Stock Incentive Plan *	Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997. (File No. 1-12641)
10.14	Form of Agreement re: Incentive Stock Option*	Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001. (File No. 1-12641)
10.15	Form of Agreement re: Non-Statutory Stock Option*	Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001. (File No. 1-12641)

Item No.	Item	Method of Filing
10.16	Form of Agreement re: Confidentiality, Assignment of Inventions and Non-Competition*	Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997. (File No. 1-12641)
10.17	Form of Agreement re: Confidential Information and Inventions*	Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001. (File No. 1-12641)
10.18	Form of Indemnification Agreement*	Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-13267).
10.19	RDO Equipment Co. Credit Agreement with Ag Capital Company	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000. (File No. 1-12641)
10.20	Credit Agreement Modification to RDO Equipment Co. Credit Agreement with Ag Capital Company	Filed herewith
10.21	RDO Construction Equipment Co. and RDO Agriculture Equipment Co. amended and restated loan agreement with John Deere Construction Equipment Company, Deere Credit, Inc., and John Deere Company	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000. (File No. 1-12641)
10.22	RDO Construction Equipment Co. and RDO Agriculture Equipment Co. amended and restated security agreement with John Deere Construction Equipment Company, Deere Credit, Inc., and John Deere Company	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000. (File No. 1-12641)
10.23	RDO Construction Equipment Co. and RDO Agriculture Equipment Co. guaranty with John Deere Construction Equipment Company, Deere Credit, Inc., and John Deere Company	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000. (File No. 1-12641)
10.24	RDO Agriculture Equipment Co. and RDO Construction Equipment Co. Addendum to Amended and Restated Loan Agreement with John Deere Construction Equipment Company, Deere Credit, Inc., and John Deere Company	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000. (File No. 1-12641)

Item No.	Item	Method of Filing
10.25	Second Addendum to Amended and Restated Loan Agreement between John Deere Construction and Forestry Equipment Company (f/k/a John Deere Construction Equipment Company), Deere Credit, Inc., and John Deere Company, A Division of Deere & Company and RDO Agriculture Equipment Co., RDO Equipment Co., RDO Financial Services Co., RDO Material Handling Co., RDO Truck Center Co., RDO Construction Equipment Co.	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001. (File No. 1-12641)
10.26	Third Addendum to Amended and Restated Loan Agreement between John Deere Construction and Forestry Equipment Company (f/k/a John Deere Construction Equipment Company), Deere Credit, Inc., and John Deere Company, A Division of Deere & Company and RDO Agriculture Equipment Co., RDO Equipment Co., RDO Financial Services Co., RDO Material Handling Co., RDO Truck Center Co., RDO Construction Equipment Co.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001. (File No. 1-12641)
21.1	Subsidiaries	Filed herewith.
23.1	Consent of Independent Public Accountants	Filed herewith.
99.1	Letter to Securities and Exchange Commission Regarding Arthur Andersen LLP Representations	Filed here with.

---

* Management contract or compensatory plan or arrangement filed as an exhibit pursuant to Item 14(c) of Form 10-K.

RDO Equipment Co.

Summary Annual Report 2002

It's Time

About the Company

RDO Equipment Co. is headquartered in Fargo, North Dakota. The Company specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, as well as to public service entities, government agencies and utilities. The operations of the Company consist of 47 retail stores in 9 states and include one of the largest networks of John Deere construction and agricultural stores in North America, as well as Volvo and Mack truck centers.



CANADA
Sunnyside
Pasco
Greal Falls
Billings
Minot
Washburn
Hazen
Bismarck
Grand Forks
Casselton
FARGO
Kindred
Lisbon
Breckenridge
St. Cloud
Aberdeen
Minneapolis
St. Paul
Marshall
Rapid City
Sioux Falls
Mankato
Rochester
Omaha
Fontana
Riverside
Flagstaff
Prescott
Ehrenberg
Imperial
Poway (San Diego)
Phoenix
Wellton
Yuma
Tuscon
Fort Worth
Dallas
Waco
Austin
San Antonio
Laredo
MEXICO
LEGEND
Construction
Agriculture
Trucks
Material Handling
Fargo
Construction
Agriculture
Trucks
Corporate Offices

Forward Looking Statement

The future results of the Company, including results related to forward-looking statements in this summary annual report, involve a number of risks and uncertainties. Important factors (such as customer confidence, economic conditions, weather, and actions of the Company's suppliers and competitors) that will affect future results of the Company, including factors that could cause actual results to differ materially from those indicated by forward-looking statements, are discussed in the Company's filings with the Securities and Exchange Commission. The Company's forward-looking statements are based upon assumptions relating to these factors. These assumptions are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that are often revised. The Company makes no commitment to revise forward-looking statements, or to disclose subsequent facts, events or circumstances that may bear upon forward-looking statements.

We entered fiscal 2002 with three goals: first, to strengthen our management and position members of the management team much closer to the customer; second, to strengthen our balance sheet to provide the financial underpinnings that will allow us to grow our business profitably and dynamically going forward; and third, to return to profitability for the fiscal year.

We met the first two goals, as we will describe below, but fell short of the third, as world events and the economic environment proved much more challenging than anyone could have anticipated. Still, we believe that the year saw us establish the foundation for profitability in the years to come.

During the year we identified and recruited managers who had well-earned experience and expertise in meeting and exceeding customer expectations. In addition, we thoroughly realigned the way we manage our business on a day-to-day basis, removing a layer of corporate management and, as a result, positioning our store managers such that they now work directly with our most senior managers, including our Chief Operating Officer. We believe the store manager position should be the most sought after role in our organization. The store manager has direct customer contact and direct contact with every resource we possess to fulfill the customers' needs.

In terms of strengthening the balance sheet, we undertook initiatives designed to reduce assets and simplify our business. In doing so we reduced our inventory levels and improved our equity to assets ratio. We ended the year with assets at $216.6 million, compared to $306.0 million at January 31, 2001. A $44.3 million or 24.6 percent decrease in inventories and the elimination of $14.1 million in assets held for sale represent the largest categories of assets reduced. At fiscal year end our equity to asset ratio stood at 40.6 percent, an all time high.

Through the first half of our 2002 fiscal year we believed that we were well on track to meet our third goal. However, an already cautious and


DEERE

uncertain economy was almost brought to a halt by the events of September 11th, significantly reducing demand for construction equipment and keeping truck sales at depressed levels, leading to weaker than expected results in the last two quarters of the fiscal year.

For the fiscal year, we reported a net loss of $2.4 million, or $(0.18) per share, compared to a loss of $18.6 million, or $(1.41) per share for the 2001 fiscal year. Last fiscal year's results include the effect of a fourth quarter $6.5 million after-tax net loss for operations, primarily due to losses on truck operations and fourth quarter one-time after tax charges of approximately $7.5 million, including intangibles, for exiting certain truck operations and a corporate downsizing undertaken as a result of our decision to operate fewer business lines going forward.

Revenues for the year totaled $549.9 million, down from $680.4 million, a decline of just over 19 percent. The most significant part of the decline occurred in truck division revenues, down $102.8 million for the year, reflecting the sale of three dealership locations and a depressed truck market. The construction equipment division accounted for a $21.7 million revenue decline in fiscal 2002, when compared to fiscal 2001, and agricultural equipment revenues were virtually unchanged.

Gross profit as a percentage of total revenue was 17.0 percent for the year, compared to 14.5 percent for the same period one year ago. We anticipate that the gross profit percentage will increase in the coming year. The decision to significantly reduce exposure to the truck industry was partially based on inventory value declines and generally lower gross margins in that business. The improvement in 2002 reflects the benefits of the decision.

Selling, general and administrative (SG&A) expenses were $91.3 million, or 16.6 percent of total revenues for the year, compared to $106.9 million or 15.7 percent of revenues for the same period of fiscal 2001. The reduction in SG&A expense is the result of streamlining the management structure and tight expense controls. SG&A expenses as a percentage of revenues


HYSTER



were higher in fiscal 2002 than in fiscal 2001, due primarily to lower levels of equipment and truck sales, which have lower SG&A expenses as a percentage of sales than do parts and service sales. For fiscal 2003, we expect SG&A expenses as a percentage of revenues to decline slightly.

During the fiscal year, given what we felt was a lower than appropriate valuation for our stock, we initiated a stock repurchase program and, at January 31, 2002, had repurchased 2.6 percent of the outstanding Class A common shares at an average cost of $2.88 per share. Book value per share of our outstanding shares of common stock was $6.74 at 2002 fiscal year end.

Our goals for fiscal 2003 are consistent with those we announced for this past year: we will continue to strengthen the management group, keep them as close to the customer as possible and extend and enhance our brand and our reputation for unparalleled customer service; we will maintain our commitment to a strong balance sheet; and, we remain committed to a return to profitability in the new fiscal year.

We have sent the strong clear message throughout our organization that it's time. It's time to get to know our customers even better. It's time to better serve their needs and exceed their expectations. When it comes to customer service, today, there are no excuses for not doing the very best. It's time.

In closing, we wish to thank our customers, shareholders, employees, managers and directors for their ongoing confidence and commitment to RDO Equipment Co.

Sincerely,

Ronald D. Offutt
Chairman, President and Chief Executive Officer

Christi J. Offutt
Chief Operating Officer





Consolidated Statements of Operations

(in thousands, except per share amounts)	For the years ended January 31, 2002	2001	2000
REVENUES			
Equipment and truck sales	**$ 378,182**	$ 484,727	$ 476,773
Parts and service	**163,032**	181,173	173,336
Rental	**6,442**	8,706	32,178
Financial services	**2,264**	5,772	6,683
Total revenues	**549,920**	680,378	688,970
Cost of Revenues	**456,697**	581,583	566,877
Gross Profit	**93,223**	98,795	122,093
Selling, General and Administrative Expenses	**91,321**	106,918	97,431
Loss on Sale, Restructuring Charges and Asset Impairment	—	11,200	—
Operating income (loss)	**1,902**	(19,323)	24,662
Interest Expense	**(6,649)**	(12,578)	(14,536)
Interest Income	**697**	617	817
Gain on Sale of RDO Rental Co.	—	—	786
Income (loss) before income taxes and minority interest	**(4,050)**	(31,284)	11,729
Income Tax Provision (Benefit)	**(1,620)**	(12,733)	5,252
Income (loss) before minority interest	**(2,430)**	(18,551)	6,477
Minority Interest	—	11	(60)
Net Income (Loss)	**$ (2,430)**	$ (18,562)	$ 6,537
Basic and diluted net income (loss) per share	**$ (0.18)**	$ (1.41)	$ 0.50
Weighted average shares outstanding — basic	**13,160**	13,182	13,182
Weighted average shares outstanding — diluted	**13,160**	13,182	13,184

Consolidated Balance Sheets

(in thousands)	As of January 31, 2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 852	$ 7,635
Accounts receivable (less allowance for doubtful accounts of $2,666 and $2,476)	26,726	41,612
Income tax receivable	4,550	8,143
Receivables from affiliates	38	114
Inventories	128,504	169,090
Prepaid expenses	1,417	1,499
Assets held for sale	8,862	22,987
Deferred income tax asset	5,310	7,000
Total current assets	176,259	258,080
Property and Equipment, net	13,192	18,716
Other Assets:		
Goodwill and other, net of accumulated amortization of $4,725 and $3,686	25,126	25,619
Deferred income tax asset	504	2,400
Deposits	1,513	1,173
Total assets	$ 216,594	$ 305,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Floor plan/borrowing base payables	$ 97,416	$ 149,191
Notes payable	975	10,923
Current maturities of long-term debt	2,612	2,876
Accounts payable	2,042	4,764
Accrued liabilities	12,656	18,233
Liabilities associated with assets held for sale	6,356	17,615
Customer advance deposits	5,298	3,905
Dividends payable	—	731
Total current liabilities	127,355	208,238
Long-Term Debt, net of current maturities	1,382	6,618
Total liabilities	128,737	214,856
Commitments and Contingencies		
Minority Interest	—	419
Stockholders' Equity:		
Preferred stock	—	—
Common stocks —		
Class A	57	57
Class B	75	75
Additional paid-in-capital	84,471	84,471
Retained earnings	3,680	6,110
Treasury stock, at cost.	(426)	—
Total stockholders' equity	87,857	90,713
Total liabilities and stockholders' equity	$ 216,594	$ 305,988

Consolidated Statements of Stockholders' Equity

For the Years Ended January 31, 2002, 2001 and 2000

(in thousands, except share amounts)	Common Stock Class A Shares Issued	Common Stock Class B Shares Issued	Total Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total
BALANCE, JANUARY 31, 1999	5,731,008	7,450,492	$ 132	$84,471	$ 18,135	—	$ —	$ 102,738
Net income	—	—	—	—	6,537	—	—	6,537
BALANCE, JANUARY 31, 2000	5,731,008	7,450,492	132	84,471	24,672	—	—	109,275
Net loss	—	—	—	—	(18,562)	—	—	(18,562)
BALANCE, JANUARY 31, 2001	5,731,008	7,450,492	132	84,471	6,110	—	—	90,713
Purchase of Class A common stock	—	—	—	—	—	148,000	(426)	(426)
Net loss	—	—	—	—	(2,430)	—	—	(2,430)
BALANCE, JANUARY 31, 2002	5,731,008	7,450,492	$ 132	$84,471	$ 3,680	148,000	$ (426)	$ 87,857

Consolidated Statements of Cash Flows

(in thousands)	2002	2001	2000
	For the Years ended January 31,		
OPERATING ACTIVITIES			
Net income (loss)	$ **(2,430)**	$ (18,562)	$ 6,537
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**6,003**	7,465	12,950
Deferred taxes	**3,586**	(5,950)	(2,980)
Minority interest	—	11	(60)
Gain on sale of RDO Rental Co.	—	—	(786)
Loss on sale, restructuring charges and asset impairment	—	11,200	—
Change in operating assets and liabilities:			
Accounts receivable	**20,685**	5,790	(972)
Inventories	**45,247**	20,756	8,098
Prepaid expenses	**122**	(984)	524
Deposits	**(333)**	(236)	57
Floor plan/borrowing base payables	**(58,414)**	(6,301)	(11,987)
Accounts payable and accrued liabilities	**(8,785)**	(5,002)	8,093
Customer advance deposits	**92**	2,382	702
Net cash provided by operating activities	**5,773**	10,569	20,176
INVESTING ACTIVITIES			
Net sales (purchases) of rental equipment	**654**	(2,118)	(485)
Net purchases of property and equipment	**(888)**	(2,357)	(3,409)
Net assets of acquisitions	**(822)**	(1,495)	(4,404)
Proceeds on sale of dealership	**3,248**	2,687	—
Retained investment and service fee on securitized receivables	—	—	3,813
Other, net	**(143)**	42	(389)
Net cash provided by (used for) investing activities	**2,049**	(3,241)	(4,874)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	—	89	7,322
Payments on long-term debt	**(3,500)**	(2,582)	(15,403)
Purchase of common stock	**(426)**	—	—
Payment of dividends	**(731)**	—	—
Net payments of bank lines and short-term notes payable	**(9,948)**	(1,407)	(3,065)
Net cash used for financing activities	**(14,605)**	(3,900)	(11,146)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(6,783)**	3,428	4,156
CASH AND CASH EQUIVALENTS, beginning of year	**7,635**	4,207	51
CASH AND CASH EQUIVALENTS, end of year	$ **852**	$ 7,635	$ 4,207

Selected Financial Data

(In thousands, except store and per share data)	Fiscal Years ended January 31, 2002	2001	2000	1999	1998	1997
INCOME STATEMENT DATA						
Revenues:						
Equipment and truck sales	**$ 378,182**	$ 484,727	$ 476,773	$ 404,093	$ 301,684	$ 224,094
Parts and service	**163,032**	181,173	173,336	143,335	113,268	75,820
Rental	**6,442**	8,706	32,178	26,208	14,451	2,499
Financial services	**2,264**	5,772	6,683	4,988	—	—
Total revenues	**549,920**	680,378	688,970	578,624	429,403	302,413
Cost of revenues [1]	**456,697**	581,583	566,877	479,275	340,987	245,287
Gross profit	**93,223**	98,795	122,093	99,349	88,416	57,126
Selling, general and administrative expenses	**91,321**	106,918	97,431	81,682	60,382	41,275
Loss on sale, restructuring charges and asset impairment	—	11,200	—	2,200	—	—
Operating income (loss)	**1,902**	(19,323)	24,662	15,467	28,034	15,851
Gain on sale of RDO Rental Co.	—	—	786	—	—	—
Interest expense, net	**(5,952)**	(11,961)	(13,719)	(12,427)	(5,538)	(5,046)
Income (loss) before taxes	**(4,050)**	(31,284)	11,729	3,040	22,496	10,805
Income Tax provision (benefit) [2]	**(1,620)**	(12,733)	5,252	1,237	9,156	4,322
Minority interest	—	11	(60)	135	89	—
Net income (loss)	**$ (2,430)**	$ (18,562)	$ 6,537	$ 1,668	$ 13,251	$ 6,483
Net income (loss) per share — basic and diluted	**$ (0.18)**	$ (1.41)	$ 0.50	$ 0.13	$ 1.00	$ 0.77
SELECTED OPERATING DATA						
Comparable store revenues increase (decrease)	**(8)%**	(2)%	(2)%	5%	11%	26%
Stores open at beginning of year	**53**	56	64	50	32	26
Stores opened	—	—	—	6	3	1
Stores acquired	—	—	5	10	16	5
Stores consolidated/closed/sold	**(6)**	(3)	(13)	(2)	(1)	—
Stores open at end of year	**47**	53	56	64	50	32
Net purchases (sales) of rental equipment	**$ (654)**	$ 2,118	$ 485	$ 19,769	$ 14,185	$ 1,519
Net purchases of property and equipment	**888**	2,357	3,409	5,132	3,766	2,137
Depreciation and amortization	**6,003**	7,465	12,950	10,506	5,308	2,606
As of January 31,						
BALANCE SHEET DATA						
Working capital	**$ 48,904**	$ 49,842	$ 64,225	$ 36,739	$ 69,265	$ 72,744
Inventories	**128,504**	169,090	217,556	208,368	220,841	130,955
Total assets	**216,594**	305,988	361,997	379,220	319,432	181,551
Floor plan/borrowing base payables [3]	**97,416**	149,191	190,242	191,030	163,988	64,331
Total debt	**4,969**	20,417	26,604	55,533	31,353	14,409
Stockholders' equity	**87,857**	90,713	109,275	102,738	101,070	87,795

(1) *Fiscal 1999 included a special $15 million inventory charge.*

(2) *Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.*

(3) *Includes interest-bearing and noninterest-bearing liabilities incurred in connection with inventory financing.*

DIRECTORS

Ronald D. Offutt
Chairman, President and
Chief Executive Officer

Allan F. Knoll
Chief Financial Officer and
Secretary of RD Offutt Company

Paul T. Horn
Member, Board of Directors
RD Offutt Company

Bradford M. Freeman
Partner
Freeman Spogli & Co.

Ray A. Goldberg
George M. Moffett Professor of
Agriculture and Business, Emeritus,
Harvard Graduate School
of Business Administration

Norman M. Jones
Member, Board of Directors
LB Community Bank & Trust

James D. Watkins
Owner and President
J.D. Watkins Enterprises, Inc.

Edward T. Schafer
Chief Executive Officer
Extend America

OFFICERS

Ronald D. Offutt
Chairman, President and
Chief Executive Officer

Christi J. Offutt
Chief Operating Officer

Steven B. Dewald
Chief Financial Officer

Allan F. Knoll
Secretary

Thomas K. Espel
Treasurer and Assistant Secretary

Kenneth J. Horner, Jr.
Executive Vice President-
Project/Process Management

ANNUAL MEETING

The Annual Meeting of the Company's stockholders will be held at 10:00 a.m. on Tuesday, June 4, 2002, in the Centrum Room of the Knutson Center at Concordia College of Moorhead, Moorhead, Minnesota.

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-0738
(800) 468-9716

STOCKHOLDER SERVICES

RDO Equipment Co.
Stockholder Services
P.O. Box 7160
Fargo, ND 58106-7160

(701) 297-4288
invest@rdoequipment.com

FORM 10-K REPORT

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders at no charge upon written request to:

Stockholder Services
P.O. Box 7160
Fargo, ND 58106-7160
invest@rdoequipment.com

RDO Equipment Co.
2829 South University Drive
P.O. Box 7160
Fargo, ND 58106-7160

Tel: 701-237-RDOE (7363)
www.rdoequipment.com

It's TIME